UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to_____

Commission file number: 001-35824

Professional Diversity Network, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**80-0900177**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 E. Monroe Street, Suite 2120 Chicago, Illinois	**60603**
(Address of Principal Executive Offices)	*(Zip Code)*

(312) 614-0950
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 par value per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $34,698,000 (based on the price at which the common shares were last sold as reported on the NASDAQ Capital Market on such date).

There were 11,452,008 shares outstanding of the Registrant's common stock as of March 29, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

PROFESSIONAL DIVERSITY NETWORK, INC.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

PROFESSIONAL DIVERSITY NETWORK, INC.

PART I

Unless we specify otherwise, all references in this annual report on Form 10-K (the "Annual Report") to "PDN," "the Company," "we," "our," and "us" refer to Professional Diversity Network, Inc. and its consolidated subsidiaries. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. *Our actual results will likely differ materially from those contained in the forward-looking statements. Please read "Special Note Regarding Forward-Looking Statements" for additional information regarding forward-looking statements used in this Annual Report.*

Effective January 5, 2023, we filed a certificate of amendment to our Amended and Restated Certificate of Incorporation in order to implement a 2-for-1 reverse stock split, through which each two shares of common stock issued and outstanding were combined and changed into one share of common stock. All share amounts and share prices in this annual report on Form 10-K have been adjusted to give effect to the reverse stock split.

ITEM 1 - BUSINESS

Overview

The Company is a dynamic operator of professional networks with a focus on diversity. We use the term "diversity" (or "diverse") to describe communities, or "affinities," that are distinctly based on a wide array of criteria, which may change from time-to-time, including ethnic, national, cultural, racial, religious or gender classification. We serve a variety of such communities, including Women, Hispanic-Americans, African-Americans, Asian-Americans, persons with disabilities, Military Professionals, and Lesbian, Gay, Bisexual, Transgender and Queer (LGBTQ+). Our goal is (i) to assist our registered users and members in their efforts to connect with like-minded individuals and identify career opportunities within the network and (ii) connect members with prospective employers while helping the employers address their workforce diversity needs. We believe that the combination of our solutions allows us to approach recruiting and professional networking in a unique way and thus create enhanced value for our members and clients.

Environmental, Social and Governance

As a global developer and operator of online and in-person networks that provides access to networking, training, educational and employment opportunities for diverse individuals, Professional Diversity Network, Inc. is striving to be at the forefront of fostering supportive and inclusive cultures. We are committed to creating permanent, systemic changes that address social inequalities in our communities by providing avenues for employers and under-represented people to engage.

We are proud of our continued leadership in social stewardship. Our mission is to utilize the collective strength of our subsidiaries, members, partners and unique proprietary platform to increase diversity recruiting, networking and professional development for women, minorities, veterans, LGBTQ+ and persons with disabilities.

Through an online employee recruitment platform that leverages our affinity groups, we provide our employer clients a means to identify and acquire diverse talent and assist them with their efforts to diversify their talent pool and comply with the Equal Employment Opportunity Office of Federal Contract Compliance Program.

Inclusion and Diversity

We believe in maintaining a supportive and inclusive culture that values everyone's talents, life experiences and backgrounds.

- We are proud of the strength and diversity within our Board of Directors, comprised of 20% female directors and 60% of directors who are non-white as of December 31, 2023;
- One-third of our Audit Committee members are female; and
- Our Senior Management team is comprised of 25% female members and 25% non-white males.

The following table depicts a breakdown of ethnicity of our full-time and part-time employees as of December 31, 2023:

Ethnicity	Female	Male	Total
Asian (not Hispanic or Latino)	3	1	4
Black or African American (not Hispanic or Latino)	2	1	3
Hispanic or Latino	5	3	8
White (not Hispanic or Latino)	19	14	33
Total	29	19	48

Our Strategy

We provide services for employers who want to hire diverse talent, to individuals seeking to network on a professional level and to job seekers who desire to improve their professional situation.

Our diversity recruitment business provides additional value for our other business segments by providing our registered users and members with access to employment opportunities at leading companies. We have focused our efforts on placing talent in IT, Finance, and similarly related fields. The core diversity recruitment business also includes executive placement services for leading companies seeking to hire diverse talent. This business line addresses a need for employers who want to secure leading diverse talent in management, senior management and executive capacities.

Our strategy encompasses the following key elements:

- Grow and diversify our member and client base;
- Improve branding and brand awareness;
- Utilize social media to effectively engage with the community;
- Maximize revenue through synergies among the segments;
- Launch new products and services;
- Streamline infrastructure to capture efficiency; and
- Continue to expand in diversity recruitment by growing our core offerings of recruitment advertising, Office of Federal Contract Compliance Programs (OFCCP) compliance offerings and our new diversity placement services.

We remain interested in pursuing acquisition and/or development opportunities that would increase returns of capital to our shareholders, such as our recent purchase of Expo Experts LLC and the purchase of an additional equity stake in RemoteMore USA, Inc. The timing, size, success and associated potential future capital commitments related to such opportunities are unknown at this time. Accordingly, a material acceleration of our growth strategy could require us to obtain additional capital through debt and/or equity financings. There can be no assurance that adequate debt and equity financing will be available on satisfactory terms.

Industry Overview

The diversity recruitment market is highly fragmented and is characterized by the following trends:

- *Regulatory Environment Favorable to Promoting Diversity in the Workplace.* In August 2011, President Obama signed Executive Order 13583 to establish a coordinated government-wide initiative to promote diversity and inclusion in the federal workforce. This Executive Order requires companies considering contracting with the federal government to be prepared to demonstrate the diversity of their workforce. Certain companies that have federal contracts are subject to this Executive Order. In the public sector, the Dodd–Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**") mandated that each of the eight U.S. financial agencies, including the Department of the Treasury, the Securities and Exchange Commission, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, and twelve Federal Reserve banks create Offices of Minority and Women Inclusion ("**OMWI**") to be responsible for all agency matters relating to diversity in management, employment and business activities. The OMWI monitor diversity within their ranks, as well as within the pool of contractors who provide goods and services to the government.

- *Growing Ethnic Diversity of the U.S. Population and Labor Force.* Diversity recruitment is increasingly becoming a common, if not standard, business practice by major employers. Multicultural groups are the fastest growing segment of the U.S. population. Hispanics, African-Americans, Asian-Americans, and all other multicultural groups were estimated by the U.S. Census Bureau to make up 41.1% of the U.S. population in 2023. According to the U.S. Census Bureau, 2020 National Projections, the multicultural population is expected to increase 89% between 2016 and 2060. In sheer numbers, Hispanic-Americans are expected to experience the most growth among diversity groups, growing from 18% of the total population in 2014 to 28% by 2060. African-American population is expected to increase from 13% in 2014 to 15% in 2060, and Asian-American population from 6% in 2014 to 9% in 2060. According to the Current Population Survey conducted by the Bureau of Census for the Bureau of Labor Statistics, of the 2023 annual average of approximately 161 million employees nationwide (an increase from approximately 158 million in prior year), ages 16 and older, approximately 47% were women (approximately the same as prior year) and approximately 39% (an increase of approximately 1% from prior year) were Hispanic, African American or Asian American.

- *Demographic Trend Toward Women's Career Advancement.* According to the U.S. Bureau of Labor Statistics, the number of women in the labor force in 2021 was approximately 75.7 million and is expected to increase to 77.2 million by 2024. Women accounted for 51.8% of all workers employed in management, professional, and related occupations in 2023, somewhat more than their share of total employment (46.9%). The share of women in specific occupations within this large category varied. For example, 30.6% of chief executives and 39.5% of lawyers were women, all increases from 2022, whereas 87.4% of registered nurses, 78.6% of elementary and middle school teachers, 57.0% of accountants and auditors, and 20.2% of software developers were women.

- *Rising Spending Power of Diverse Population.* PDN segments are focused on providing professional enhancement tools to diverse Americans including women. We believe diverse professionals are underserved and represent a very strong opportunity to enhance our shareholders' value. The Selig Center for Economic Growth, using data provided by the U.S. Census Bureau, the U.S. Bureau of Economic Analysis and other sources, estimates the nation's total buying power (defined as total income after taxes) reached $13.9 trillion in 2016 and grew to $17.5 trillion by 2020 with minority groups making the fastest gains. For example, between 2010 and 2020, Asian-American buying power grew by 111% to $1.3 trillion; the buying power for those of Hispanic ethnicity grew by 87% to $1.9 trillion, Native American buying power grew by 67% to $140 billion, and African American buying power grew by 61% to $1.6 trillion. The Selig Center estimates the buying power for African American, Asian American and Native American consumers is up from $458 billion in 1990 to $3.2 trillion in 2021.

- *Increasing Socialization of the Internet.* The Internet has revolutionized how information is created and communicated - a wealth of information is readily accessible by browsing the Internet anonymously. However, we believe the social aspect of the Internet is emerging as an increasingly powerful influence on our lives. While an individual's interpersonal connections traditionally have not been visible to others, social and professional networking websites enable members to share, and thereby unlock, the value of their connections by making them visible. Today, personal connections and other information, such as online social and professional networking websites, are increasingly becoming a powerful tool for a growing population of users to connect with one another.

Our Solutions

We currently operate in three business segments comprised of: (i) Professional Diversity Network ("**PDN Network**"), which includes online professional networking communities with career resources tailored to the needs of various diverse cultural groups; (ii) National Association of Professional Women ("**NAPW Network**"), a women-only professional networking organization, and (iii) RemoteMore USA ("**RemoteMore**") which provides companies with talented engineers to provide solutions to their software needs. In 2018, we started transacting new NAPW Network memberships under the International Association of Women ("IAW") brand in the USA.

In 2023, our PDN Network, NAPW Network and RemoteMore business units represented approximately 61%, 7%, and 32% of our gross revenues, respectively.

For financial information about our operating segments please see Note 15 of our Consolidated Financial Statements included in this Annual Report.

PDN Network

Recruitment Solutions. The PDN Network consists of several online professional job seeker communities dedicated to serving diverse professionals in the United States and employers seeking to hire diverse talent. We use the word "professional" to describe any person interested in the Company's websites or career fairs presumably for the purpose of career advancement or related benefits offered by the Company, whether or not such person is employed and regardless of the level of education or skills possessed by such person. Leveraging the power of our affinity job seeker groups, these professionals harness the Company's relationships with employers and recruiters to help advance their careers. We operate these recruitment affinity groups within the following sectors: Women, Hispanic-Americans, African-Americans, Asian-Americans, persons with disabilities, Military Professionals, and LGBTQ+. In addition, the Company also manages the job seeker websites and career fairs for prominent diverse membership-based organizations including but not limited to NAACP, National Urban League, and Kappa Alpha Psi. Employers and recruiters benefit from the Company's relationship with these organizations and allows them to access a large pool of diverse jobs seekers in a centralized manner.

Our PDN Network has registered users for our recruitment services. We use the term "registered user" to describe a consumer who has affirmatively visited one of our properties, opted into an affinity group and provided us with demographic or contact information enabling us to match them with employers and/or jobs, and to sell them ancillary products and services. We expect that continued registered user growth of the PDN Network will enable us to further develop our list of online professional diversity networking and career placement solutions. We currently provide access to our PDN Network websites to registered users at no cost. The Company is always exploring various partnerships with other service providers to increase their offerings to both job seekers and employers. Our goal is to use an asset light approach to provide quality products and services, to increase our value to those we serve and drive additional capital without significant capital investments. For example, we announced our partnership with Web Scribble, the leading provider of career technology for professional and trade associations. Leveraging our existing assets through relationships with other technology firms allows us to grow our relationships with employers without investing in sophisticated, proprietary resources.

We offer employers of all sizes seeking to diversify their employment ranks, and to third-party recruiters (i) real-time solutions that deliver diverse talent, (ii) advertising and promotion of their job opportunities to our networks of diverse professionals and (iii) assistance with posting their job opportunities to career agencies in a manner compliant with the regulations and requirements of the Equal Employment Opportunity OFCCP, including those of state and local governments. Our recruitment advertising solutions promote hiring and retention success by providing job seekers with information that we believe allows them to look beyond a corporate brand, deeper into employers' core values. We use sophisticated technology to deliver recruitment advertising using internet banner ads and email marketing targeted by geography and occupation, based upon data from our audiences' profiles and job searches on our websites. As of December 31, 2023, we had approximately 300 enterprise companies and 1450 total customers utilizing our products and services.

Career Fairs. Through our events business, a part of our PDN Network business segment, we produce premier face-to-face and virtual recruiting events we call Professional Diversity Career Fairs. The Company's diversity events help employers connect with a new marketplace of diverse professionals. We believe our events are the only events of their type endorsed by leading organizations such as the NAACP, National Urban League, Phi Beta Sigma and others. Participating employers range from Fortune 500 companies to federal, state and local agencies and from smaller employers to non-profit organizations, all of which seek a proactive approach to diversity recruiting. We also produce virtual and in-person career fairs as part of high-profile national events such as the NAACP National Convention, the Urban League National Conference and historically black sorority and fraternity conferences.

In January 2023, through a newly formed wholly-owned subsidiary, we purchased the assets and operations of Expo Experts LLC ("Expo Experts"), an Ohio limited liability company. Expo Experts specializes in producing premier face-to-face and virtual recruiting events for Engineering, Technology and Security Clearance positions. We believe that this acquisition complements our current career fair business.

PDNRecruits. We use matching and targeting technology to match members with our clients' open jobs on a renewing month-to-month license basis, designed to provide the Company with increasing residual income as we add new clients and sell additional licenses. The PDNRecruits product is a significant step towards increasing online sales in a scalable and residual manner.

PDN Diversity Placement. As part of our robust suite of recruitment offerings for employers, the Company offers a contingent hiring solution. It is a pay-per-hire offering that charges a percentage of the first year's annual salary plus bonus for candidates we source and they hire. We believe our superior brand positioning, large network of diverse talent and our vast employer relationships position us well for continued growth in this segment.

NAPW Network

The NAPW Network is a professional networking organization for women. We use the terms "member" or "membership" to describe a consumer who has viewed our marketing material, opted into membership with the NAPW Network, provided demographic information and engaged in an onboarding call with a membership coordinator. Paid memberships provide greater access to networking opportunities and other membership perks, including access to upgraded packages. Members of the NAPW Network enjoy a wealth of resources dedicated to developing their professional networks, furthering their education and skills and promoting their businesses and career accomplishments.

We provide NAPW Network members with opportunities to network and develop valuable business relationships with other professionals through NAPW's website, as well as at events hosted at local chapters across the United States. In March 2020, due to the COVID-19 pandemic, all events shifted to a virtual format hosted on third-party electronic platforms, such as Zoom. In October 2021, NAPW launched a Global virtual chapter to expand its audience outside of the United States. PDN Network products and services are being deployed to provide enhanced value to the NAPW membership experience, which we believe will be an important component in increasing both the number of new memberships and renewals of existing memberships.

IAW Leadership Lab. In 2020, IAW launched the Leadership Lab platform as an enhancement to the NAPW eCoaching platform. IAW also offers virtual networking roundtable events throughout the month where members who are established experts in their field provide participants insight and tips on how to overcome career and business challenges. Hosted by NAPW's President, our unique platform connects our members with professional life and career coaches from within the NAPW membership base. Through these events, members gain insight, guidance and inspiration to help them maximize their personal and professional potential. Topics include the Power of Intentionality - Turning Good Intentions Into Actions, The Power of Authentic Communication, and Confident Steps To Create a Thriving Life. The on-line events also include the opportunity for members to network with other participants in the live chat room. Members are also able to access a recording of these events in the NAPW website.

Professional Identity Management. Through the NAPW Network website, NAPW Network members are able to create, manage and share their professional identity online and promote themselves and their businesses. NAPW Network members can also promote their career achievements and their businesses through placement on the NAPW Network website's home page, in proprietary press releases, in the online Member Marketplace and in monthly newsletter publications. In addition, the PDN Network provides members with direct access to employers seeking to hire professional women at a high level of connectivity and efficiency.

Access to Knowledge. In addition to networking and promotional opportunities, NAPW Network also provides to its members the ability to further develop their skills and expand their knowledge base through monthly newsletters, online and in-person seminars, webinars and certification courses.

Upgraded Memberships and Ancillary Products. Upgraded packages include additional promotional and publicity tools, as well as free access for the member to National Summits and continuing education programs and the press release package, which provides members with the opportunity to work with professional writers to publish personalized press releases and thereby secure valuable online presence.

Partner Discounts. We also offer NAPW Network members exclusive discounts on third-party products and services.

IAW Global Women's Network. This network offers in-person and online networking with like-minded women to foster enhanced career connections and opportunities. Members can promote their brands, identify new career opportunities, and build lasting relationships at monthly meetings and events. These interactive events allow members to improve their verbal resumes, expand their networks, and hear from inspiring speakers. Regional and national conferences provide inspirational panels, unique networking opportunities, and the chance for members to promote their business or services. Our partners allow members to explore events outside the United States and create opportunities to network with women around the world.

RemoteMore USA

RemoteMore USA is an innovative, global entity that provides remote-hiring marketplace services for software developers and companies. Companies are connected with reliable, cost-efficient, vetted developers, and software developers are empowered to find meaningful jobs regardless of their location. As of December 31, 2023, we owned an approximate 73% interest in RemoteMore USA.

Operations: Sales, Marketing and Customer Support

Sales and Marketing

Our PDN sales resources for recruitment and recruitment advertising products and services include a sales force with 7 sales professionals, third-party strategic partners who deliver employers with demand for our products, and technology, which facilitates e-commerce transactions. We market directly to employers and third-party recruiters. Our sales team uses a combination of telephone, email and face-to-face marketing, including personal visits to companies or their recruitment agencies, as well as appearances at industry and trade group events where diversity recruitment recruiters are in attendance. We have also formed strategic alliances with parties who are able to help extend our organic reach. In addition, we are developing purely online marketing channels to bring recruiters to us in bulk and use products based on a matching and targeting technology to facilitate sales. We have specialty units within our sales force dedicated to serving: (i) federal, state and local governments and companies and contractors who serve these governmental entities, (ii) small and medium sized businesses as defined by companies with less than 2,500 employees, and (iii) large enterprises with greater than 2,500 employees.

We sell NAPW/IAW Network membership subscriptions offline through our NAPW/IAW Network sales force, which currently includes two sales professionals, each of whom sells initial membership services. We also support online membership subscriptions through online sales via our website. We developed a secure, work-from-home technology along with a training and supervision platform aimed at reducing the overhead costs, increasing per-representative profitability, and offering our sales professionals flexible working arrangements. All sales representatives are capable of selling upgraded memberships and ancillary products.

RemoteMore contracts with companies that are in need of customized software development and pairs them with developers from a database of developers. Services vary from simple software solutions to detailed programming where teams of developers work together.

Customer Support and Compliance

In addition to our sales professionals, we also employ support teams to provide customer support, compliance and enhance member experience. Our customer support teams work together to improve engagement with our members and to ensure a high degree of member satisfaction and retention. Our customer support teams also work with our Development and Executive teams to identify new lead-generation, sales and membership product opportunities, and to test those, as well as new approaches to our current sales. Our compliance team focuses on ensuring the integrity of the NAPW Network sales process. The team works closely with customer support and sales management to ensure that sales are conducted in an ethical manner and to identify sales representatives who would benefit from enhanced training.

Our Strengths

We believe the following elements give us a competitive advantage to accomplish our mission:

● *Dedicated Focus on Diverse Professionals.* Our focus on providing career opportunities for diverse professionals differentiates us from other online job seeker websites, such as Indeed or ZipRecruiter. We provide a platform that allows employers to recruit and attract from a targeted pool of diverse candidates rather than a pool of general market candidates. It provides employers unique advantages in terms of costs savings and time and allows employers to advance their corporate DEI strategy. Additionally, our strategic partnerships with diversity-based membership organizations such as TechLatino.org, Kappa Alpha Psi, etc., provide our clients enhanced access to specialized talent using the PDN platform.

● *Online and In-Person Diversity Career Fair Services.* The Company has a comprehensive and coordinated method of connecting diverse job seekers with companies seeking to hire diverse employees using virtual and brick and mortar career fairs. The fairs allow us to connect with local employers, recruiters, and job seekers in specific cities across the U.S. Our career fair services allow the Company to diversity its offerings and complement its online job board services

● *Platform That Harnesses the Power of Web Socialization.* We believe that our membership base will continue to grow and that our platform will be an increasingly powerful tool that enables our members to leverage their connections and shared information for the collective benefit of all of the participants on our platform. We believe that we are the first online professional network to focus on the diversity recruitment sector.

● *Relationships with Strategic Partners.* We consider our partner alliances to be a key value to our clients because they enable us to expand our job distribution and outreach efforts. We continue to expand our relationships with key strategic partners that we believe are valuable to our core clients. Websites for the PDN Network are hosted by a third party, who provides hosting and customization for the Company's job boards. and also provides sales resources to help promote our PDN Network and our partners' products. Our websites have backup and contingency plans in place in the event that an unexpected circumstance occurs.

● *Relationships with Professional Entities & Organizations.* Our team has experience working with multicultural professional organizations. We partner with a number of leading minority professional organizations, including, but not limited to:

  ○ DisabledPersons.com
  ○ HireVeterans.com
  ○ Delta Sigma Theta
  ○ Iota Phi Theta
  ○ Kappa Alpha Psi
  ○ Phi Beta Sigma
  ○ Black Women TalkTech
  ○ Job Opportunities for Disabled American Veterans (JOFDAV)
  ○ PR Girl Manifesto
  ○ National Association for the Advancement of Colored People (NAACP)
  ○ The National Urban League
  ○ Disability Solutions
  ○ TechLatino
  ○ LeanIN Latinas
  ○ ERG Alliance
  ○ Gamma Phi Omega
  ○ Lambda Sigma Upsilon
  ○ Sigma Gamma Rho
  ○ The Authentic Asian
  ○ Alpha Phi Alpha

● *Customized Technology Platform.* The current technology platform being used has been custom-designed and built to facilitate engagement, job searching, real-time job qualification and matching, and text-based communications.

We believe that the following elements give us a competitive advantage with respect to the NAPW Network:

- *Exclusive Focus on Professional Women.* As a result of NAPW Network's exclusive focus on professional women, we believe that through NAPW Network we provide a secure and less intimidating environment within which our members can successfully network and establish new and lasting business relationships.

- *Attractive Industry Demographic Trends.* Favorable demographic trends regarding women's participation in the labor force will further the growth in NAPW Network's membership base and we have first-mover advantage with respect to generalized professional networking for women.

- *Large and Diverse National Membership Base.* The membership base of the NAPW Network is diverse in terms of ethnicity, age, income, experience, industry and occupation. It includes members from small and large corporations, as well as entrepreneurs and business owners. We believe the diversity of the NAPW Network membership base is a key component of its value.

- *Comprehensive Product and Service Offerings to Deliver Value to Members.* We believe that our comprehensive product offerings provide women valuable tools to help them advance their careers and expand their businesses. Through networking opportunities online and at local chapter events in their communities, regional events and the NAPW Network national networking conference, discounts provided on seminars, webinars and educational certification courses, and opportunities to promote themselves and their businesses, NAPW members are provided the opportunities and tools for their professional development.

- *Member Acquisition and Recurring Cash Flow.* We believe that NAPW Network's direct marketing lead generation efforts, which utilize a combination of digital strategies, are among the most efficient in the industry as measured by our internal response and click-through rates. Additionally, in addition to an evolving eCommerce model, the company has been actively growing a member-to-member acquisition model as we strive to move to an organic growth model. We have implemented web-based technologies to assist our members recruit colleagues and friends to the organization. Further, NAPW Network memberships renew annually, providing a valuable recurring stream of cash flow.

Operations: Geography

Our headquarters is located in Chicago, Illinois, and houses our key executives, as well as many of our sales, customer support, marketing and IT personnel.

Intellectual Property

To protect our intellectual property rights, we rely on a combination of federal, state and common law rights, as well as contractual restrictions. We rely on trade secrets, copyright and trademark rights to protect our intellectual property. We pursue the registration of our domain names and trademarks in the United States. Our registered trademarks in the United States include the "iHispano" mark with stylized logo, the "Black Career Network" mark with stylized logo, the "Professional Diversity Network" mark with our tagline "the power of millions for the benefit of one," the name "National Association of Professional Women" and "NAPW," and the name "International Association of Women" and "IAW", as well as others. We also own the copyrights to certain articles in NAPW publications. We strive to exert control over access to our intellectual property and customized technology by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties in the ordinary course of our business.

Our efforts to protect our proprietary rights may not be successful. Any significant impairment of our intellectual property rights could adversely impact our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and adversely affect our operating results.

Competition

We face significant competition in all aspects of our business. Specifically, with respect to our members and our recruitment consumer advertising and marketing solutions, we compete with existing general market online professional networking websites, such as LinkedIn, Indeed, Zip Recruiter, and Monster Worldwide, Inc., as well as ethnic minority focused social networking websites, such as Diversityjobs.com, Workplacediversity.com, and other companies such as Facebook, Google, Microsoft and Twitter that are developing or could develop competing solutions. We also generally compete with online and offline enterprises, including newspapers, television and direct mail marketers that generate revenue from recruiters, advertisers and marketers, and professional organizations. With respect to our hiring solutions, we also compete with traditional online recruiting companies such as Career Builder, talent management companies such as Taleo, and traditional recruiting firms.

Larger, more well-established companies may focus on professional networking and could directly compete with us. Other companies might also launch new competing services that we do not offer. Nevertheless, we believe that our focus on diverse online professional networking communities and the number of registered users or members, as the case may be, overall and within each affinity group that we serve, are competitive strengths in our market.

Government Regulation

We are subject to a number of federal, state and foreign laws and regulations that affect companies conducting business on the Internet. These laws are still evolving and could be amended or interpreted in ways that could be detrimental to our business. In the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third-parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could materially harm our business. In addition, rising concerns about the use of social networking technologies for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security incident, or security breach for personal data, or requiring the adoption of minimum information security standards that are often unclear and difficult to implement. The costs of compliance with these laws are significant and may increase in the future. Further, we may be subject to significant liabilities if we fail to comply with these laws.

We are also subject to federal, state and foreign laws regarding privacy and protection of member data. We post on our websites our privacy policy and terms of use. Compliance with privacy-related laws may be costly. However, any failure by us to comply with our privacy policy or privacy-related laws could result in proceedings against us by governmental authorities or private parties, which could be detrimental to our business. Further, any failure by us to protect our members' privacy and data could result in a loss of member confidence in us and ultimately in a loss of members and customers, which could adversely affect our business.

Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

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Our direct marketing operations with respect to the NAPW Network are subject to various federal and state "do not call" list requirements. The Federal Trade Commission has created a national "do not call" registry. Under these federal regulations, consumers may have their phone numbers added to the national "do not call" registry. Generally, we are prohibited from calling anyone on that registry. Telemarketers are required to pay a fee to access the registry and are required to compare their call lists against the nation's "do not call" registry at least once every 31 days. The rule provides for fines of up to $16,000 per violation and other possible penalties. These rules may be construed to limit our ability to market our products and services to new customers. Further, we may incur penalties if we do not conduct our telemarketing activities in compliance with these rules.

Seasonality

Our quarterly operating results are affected by the seasonality of employers' businesses and hiring practices.

Employees

As of December 31, 2023, we had a total of 48 employees; 45 were full-time employees in various United States locations. We also regularly engage independent contractors to perform various services. As of December 31, 2023, we engaged 3 independent contractors. None of our employees are covered by a collective bargaining agreement. We believe that we have good relationships with our employees.

In response to mandates and recommendations from federal, state and local authorities, as well as decisions we have made to protect the health and safety of our employees with respect to the COVID-19 pandemic, as authorities began updating mandates and recommendations, we adopted a hybrid model where employees worked from the office and remotely.

Corporate History

We were incorporated in Illinois in October 2003, under the name of IH Acquisition, LLC and changed our name to iHispano.com LLC in February 2004. In 2007, we changed our business platform and implemented technology to become the operator of communities of professional networking sites for diverse professionals. In March 2012, we changed our name to Professional Diversity Network, LLC. In March 2013, we completed our initial public offering and converted from an Illinois LLC to a Delaware corporation. We acquired the NAPW Network in September 2014.

Our principal executive offices are located at 55 E. Monroe Street, Suite 2120, Chicago, Illinois, 60603 and our telephone number is (312) 614-0950. Our Corporate website address is www.ipdnusa.com. References to our website addressed in this report are provided as a convenience and do not constitute and should not be viewed as an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

ITEM 1A - RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock or other securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Financial Condition

We have incurred net losses, our liquidity has been significantly reduced and we could continue to incur losses and negative cash flow in the future.

We recorded a net loss from continuing operations of approximately $4.5 million for the year ended December 31, 2023, and $3.1 million for the year ended December 31, 2022. Our revenues decreased from $8.3 million during 2022 to $7.7 million during 2023, and our costs and expenses increased from $11.4 million during 2022, to $12.2 million during 2023. In addition, we used approximately 3.0 million in cash flow from continuing operations during the year ended December 31, 2023. Our independent registered public accounting firm has included in its audit report for the year ended December 31, 2023, an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We will need to continue to increase revenues, reduce our corporate operating expenses, raise capital through the issuance of common stock, issue capital in relation to our line of equity, or enter into a strategic merger or acquisition, to achieve profitability and positive cash flow from operations. Despite our efforts, we may not achieve profitability or positive cash flow in the future, and even if we do, we may not be able to sustain being profitable.

The market for online professional networks is highly competitive, and if we are unable to compete effectively our sales and results of operations will suffer.

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the market for online professional networks.

Our industry is rapidly evolving and is becoming increasingly competitive. Larger and more established online professional networking companies, such as LinkedIn or Monster Worldwide, may focus on the online diversity professional networking market and could directly compete with us. Rival companies or smaller companies, including application developers, could also launch new products and services that could compete with us and gain market acceptance quickly. Individual employers have and may continue to create and maintain their own network of diverse candidates.

We also expect that our existing competitors will focus on professional diversity recruiting. A number of these companies may have greater resources than we do, which may enable them to compete more effectively. For example, our competitors with greater resources may partner with wireless telecommunications carriers or other Internet service providers that may provide Internet users, especially those that access the Internet through mobile devices, incentives to visit our competitors' websites. Such tactics or similar tactics could decrease the number of our visits, unique visitors and number of users and members, which would materially and adversely affect our business, operating results and financial condition.

Additionally, users of online social networks, such as Facebook, may choose to use, or increase their use of, those networks for professional purposes, which may result in those users decreasing or eliminating their use of our specialized online professional network. Companies that currently do not focus on online professional diversity networking could also expand their focus to diversity networking. LinkedIn may develop its own proprietary online diversity network and compete directly against us. To the extent LinkedIn develops its own network or establishes alliances and relationships with others, our business, operating results and financial condition could be materially harmed. Finally, other companies that provide content for professionals could develop more compelling offerings that compete with us and adversely impact our ability to keep our members, attract new members or sell our solutions to customers.

Our business depends on strong brands, and any failure to maintain, protect and enhance our brands would hurt our ability to retain or expand our base of members, enterprises and professional organizations, or our ability to increase their level of engagement.

Maintaining, protecting and enhancing all of our brands is critical to expanding the base of members for the PDN Network and NAPW Network and increasing their engagement with the product and services offerings of the Company, and will depend largely on our ability to maintain member trust, be a technology leader and continue to provide high-quality offerings, which we may not do successfully in the future. We have devoted significant resources in developing our brands, particularly NAPW. That brand is predicated on the idea that professional women will trust it and find value in building and maintaining their professional identities and reputations on the NAPW Network platform. Despite our efforts to protect our brands and prevent their misuse, if others misuse any of our brands or pass themselves off as being endorsed or affiliated with the PDN Network or the NAPW Network, it could harm our reputation and our business could suffer. If members of any of our networks or potential members determine that they can use other platforms, such as social networks, for the same purposes as or as a replacement for the PDN Network or the NAPW Network, or if they choose to blend their professional and social networking activities, our brands and the business of the Company could be harmed. Members of any of our networks could find that new product or service offerings that are introduced are difficult to use or may feel that they degrade their experience with our organization, which could harm the reputation of the networks and the Company for delivering high-quality offerings. Our brands are also important in attracting and maintaining high performing employees. If we do not successfully maintain strong and trusted brands for our networks, our business can be materially and adversely affected.

If we do not continue to attract new members to the NAPW Network, or if existing NAPW Network members do not renew their subscriptions, renew at lower levels or on less favorable terms, or fail to purchase additional offerings, we may not achieve our revenue projections, and our operating results would be harmed.

Membership fees and related services from NAPW have declined in recent periods. In order to grow the NAPW Network, we must continually attract new members to the NAPW Network, sell additional product and service offerings to existing NAPW Network members and increase the level of renewals. Our ability to do so depends in large part on the success of our sales and marketing efforts. Unlike companies that provide more tangible products, the nature of our product and service offerings is such that members may decide to terminate or not renew their agreements because they do not see their cancellation as causing significant disruptions to their own businesses.

We must demonstrate to NAPW Network members that our product and service offerings provide them with access to an audience of influential, affluent and highly educated women. However, potential members may not be familiar with our product and service offerings or may prefer other more traditional products and services for their professional advancement and networking needs. The rate at which we expand the NAPW Network's membership base or increase its members' renewal rates may decline or fluctuate because of several factors, including the prices of product and service offerings, the prices of products and services offered by competitors or reductions in their professional advancement and networking spending levels due to macroeconomic or other factors and the efficacy and cost-effectiveness of our offerings. If we do not attract new members to the NAPW Network or if NAPW Network members do not renew their agreements for our product and service offerings, renew at lower levels or on less favorable terms or do not purchase additional offerings, our revenue from the segment may fall short of our projections.

We may not be able to successfully identify and complete sufficient acquisitions to meet our growth strategy, and even if we are able to do so, we may not realize the anticipated benefits of these acquisitions.

Part of our growth strategy is to acquire companies that we believe will add to and/or expand our service offerings.

Identifying suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to identify suitable candidates or complete acquisitions in a timely manner, on a cost-effective basis or at all. Even if we complete an acquisition, we may not realize the anticipated benefits of such an acquisition. Actual cost savings and synergies which may be achieved from an acquired entity may be lower than expected and may take a longer time to achieve than we anticipate. Our acquisitions have previously required, and any similar future transactions may also require, significant efforts and expenditure, in particular with respect to integrating the acquired business with our historical business. We may encounter unexpected difficulties, or incur unexpected costs, in connection with acquisition activities and integration efforts, which include:

- conflicts and inconsistencies in information technology and infrastructures;
- inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and an acquired entity;
- difficulties in the retention of existing customers and attraction of new customers;
- overlap of users and members of an acquired entity and one of our websites;
- difficulties in retaining key employees;
- the identification and elimination of redundant and underperforming operations and assets;
- diversion of management's attention from ongoing business concerns;
- the possibility of tax costs or inefficiencies associated with the integration of the operations; and
- loss of customer goodwill.

If we fail to successfully complete the integration of an acquired entity, or to realize the anticipated benefits of the integration of an acquired entity, our financial condition and results of operations could be materially and adversely affected.

We rely heavily on our information systems and if our access to this technology is impaired, or we fail to further develop our technology, our business could be significantly harmed.

Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our database of our members. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our information systems to evolving industry standards and to improve the performance and reliability of our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively would materially and adversely affect our business, financial condition and operating results.

Our direct sales strategy, which requires personal interaction with employers and third-party recruiters, may limit our ability to grow recruitment revenue and recruitment advertising revenue.

As part of our strategy to market our products and services directly to employers and third-party recruiters, we rely on our direct sales force for recruitment revenue and recruitment advertising revenue. We currently employ professionals in sales, sales support and marketing who are trained in selling our products and services. We continuously attempt to optimize the direct sales team and refine the manner in which our products and services are sold. While the Company made progress in growing its direct sales, we have not matured the sales force to the point of predictability, nor have we sold enough services to achieve profitability. There is no assurance that our direct sales strategy will yield sufficient recruitment revenue and recruitment advertising revenue in the future.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our websites are accessible within an acceptable load time.

An element that is key to our continued growth is the ability of our members and other users that we work with to access any of our websites within acceptable load times. We call this website performance. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our websites simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time.

If any of our websites are unavailable when users attempt to access them or they do not load as quickly as users expect, users may seek other websites to obtain the information or services for which they are looking and may not return to our websites as often in the future, or at all. This would negatively impact on our ability to attract members and other users and increase engagement on our websites. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be materially and adversely affected.

Our business involves higher risks associated with remote work.

RemoteMore's business heavily relies on remote working with its customers, which means many contractors will use their own personal devices and home networks to perform work tasks. This presents some of the largest risks to the worker and the business. Many personal devices lack the hardened nature of a corporate device and other security capabilities, such as encryption, auto-backups, authentication and security monitoring, which may expose our business or our customers' business to additional risk of cyber-attack. This remote working environment makes it more difficult to monitor contractor access to data, information sent and received online, and legitimacy of access.

Our systems are vulnerable to natural disasters, acts of terrorism and cyber-attacks.

Our systems are vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, cyber-attacks and similar events. For systems which are not based in cloud storage, we have implemented a disaster recovery program, maintained by a third-party vendor, which allows us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, it does not yet provide a real-time back-up data center, so if our primary data center shuts down, there will be a period of time that such website will remain shut down while the transition to the back-up data center takes place. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. Although we carry cyber security insurance, our claims may exceed the insurance coverage, and we may not be fully compensated by third party insurers in the event of service interruption or cyber-attack. Furthermore, our business may never recover from such an event.

If our security measures are compromised, or if any of our websites are subject to attacks that degrade or deny the ability of members or customers to access our solutions, members and customers may curtail or stop use of our solutions.

Our members provide us with information relevant to their professional networking and/or career-seeking experience with the option of having their information become public or remain private. If we experience compromises to our security that result in website performance or availability problems, the complete shutdown of our websites or the loss or unauthorized disclosure of confidential information, our members may lose trust and confidence in us, and will use our websites less often or stop using our websites entirely. Further, outside parties may attempt to fraudulently induce employees, members or customers to disclose sensitive information in order to gain access to our information or our members' or customers' information. Because the methods used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these methods or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new members and increase engagement by existing members, cause existing members to close their accounts or existing customers to cancel their contracts, subject us to lawsuits, regulatory fines or other action or liability, thereby materially and adversely affecting our reputation, our business, operating results and financial condition.

The widespread adoption of different smart phones, smart phone operating systems and mobile applications, or apps, could require us to make substantial expenditures to modify or adapt our websites, applications and services.

The number of people who access the Internet through devices other than personal computers, including personal digital assistants, smart phones and handheld tablets or computers, has increased dramatically in the past few years and we believe this number will continue to increase. Each manufacturer or distributor of these devices may establish unique technical standards, and our services may not work or be viewable on these devices as a result. Furthermore, as new devices and new platforms are continually released, it is difficult to predict the problems we may encounter in developing versions of our services for use on these alternative devices and we may need to devote significant resources to the creation, support and maintenance of such devices. Our websites are designed using responsive technology and are built to provide a positive user experience on a user's Internet device, whether a mobile phone, and tablet, laptop or personal computer. If we are slow to develop products and technologies that are compatible with such devices, we might fail to capture a significant share of an increasingly important portion of the market for our services.

If Internet search engines' methodologies are modified or our search result page rankings decline for other reasons, our member engagement and number of members and users could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our websites. Our ability to maintain the number of visitors directed to our websites is not entirely within our control. Our competitors' search engine optimization ("**SEO**") efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our new user growth or in ways that make it harder for our members to use our websites, or if our competitors' SEO efforts are more successful than ours, overall growth in our member base could slow, member engagement could decrease, and we could lose existing members. These modifications may be prompted by search engine companies entering the online professional networking market or aligning with competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites would materially harm our business and operating results. Our platform includes connectivity across the social graph, including websites such as Facebook, LinkedIn and X (formerly Twitter). If for any reason these websites discontinue or alter their current open platform policy, it could have a negative impact on our user experience and our ability to compete in the same manner we do today.

Wireless communications providers may give their customers greater access to our competitors' websites.

Wireless communications providers may provide users of mobile devices greater access to websites that compete with our websites at more favorable rates or at faster download speeds. This could have a material adverse effect on the Company's business, operating results and financial condition. Creation of an unequal playing field in terms of Internet access could significantly benefit larger and better capitalized companies competing with us.

The effect of significant declines in our ability to generate revenue may not be reflected in our short-term results of operations.

We recognize revenue from sales of our hiring solutions over the life of a contract (typically 12 months) beginning the first month after the contract is signed. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in our ability to generate revenue may not be reflected in our short-term results of operations.

The existing global economic and financial market environment has had, and may continue to have, a negative effect on our business and operations.

Demand for our services is sensitive to changes in the level of economic activity. Many companies hire fewer employees when economic activity is slow. Following the financial crisis in 2008, and again following the development of the COVID-19 pandemic in 2020, unemployment in the United States increased and hiring activity was limited. Although the economy has begun to recover and unemployment in the United States has improved, if the economy does not continue to recover or worsens, or unemployment returns to high levels, demand for our services and our revenue may be reduced. In addition, lower demand for our services may lead to lower prices for our services. The volatility in global financial markets may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the economy does not fully recover or worsens, our business, results of operations and financial condition could be materially and adversely affected.

Our growth strategy may fail as a result of changing social trends.

Our business is dependent on the continuity of certain social trends, such as the increasing socialization of the Internet, the demographic trend towards women's career advancement, the growing ethnic diversity of the United States population and labor force, a regulatory environment that promotes diversity in the workplace, the growing ethnic population's spending power and the acceptance and growth of online recruitment and advertising. Some or all of these trends may change over time. For example, increased privacy concerns may jeopardize the growth of online social and professional network websites. Furthermore, it is possible that people may not want to identify in online social or professional networks with a focus on diversity at all. Or alternatively, people who belong to more than one diversity group (such as Hispanic-American females, among others) may not be drawn to our websites, which singularly focus on one specific diversity group. In addition, a recent Supreme Court case ruled that race-conscious admissions decisions by universities are constitutionally impermissible. While the decision does not apply by its terms outside of higher education, it remains to be seen what impact it may have on private sector hiring practices in businesses and corporations or on DEI programs and initiatives generally. To the extent that the Court's decision leads corporations or other hiring entities to re-examine or scale back their diversity-related programs and initiatives, the market for some of our services may be adversely affected.

Our strategy may fail as a result of these changing social trends, and if we do not timely adjust our strategy to adapt to changing social trends, we will lose members, and our business, operating results and financial condition would be materially and adversely affected.

The regulatory environment favorable to promoting diversity in the workplace may change.

Federal and state laws and regulations require certain companies engaged in business with governmental entities to report and promote diverse hiring practices. Repeal or modification of such laws and regulations could decrease the incentives for employers to actively seek diverse employee candidates through networks such as ours and materially affect our revenues.

If our member profiles are out-of-date, inaccurate or lack the information that users and customers want to see, we may not be able to realize the full potential of our networks, which could adversely impact our future growth.

We do not impose any selective or qualification criteria on membership and do not verify that any member of a particular Company website qualifies as a member of the ethnic, cultural or other group identified by that website. If our members do not update their information or provide accurate and complete information when they join our networks or do not establish sufficient connections, the value of our networks may be negatively impacted because our value proposition as diversity professional networks and as a source of accurate and comprehensive data will be weakened. For example, our hiring solutions customers may find that certain members misidentify their ethnic, national, cultural, racial, religious or gender classification, which could result in mismatches that erode customer confidence in our solutions. Similarly, incomplete or outdated member information would diminish the ability of our marketing solutions customers to reach their target audiences and our ability to provide research data to our customers. Therefore, we must provide features and products that demonstrate the value of our networks to our members and motivate them to add additional, timely and accurate information to their profile and our networks. If we fail to successfully motivate our members to do so, our business, operating results and financial condition could be materially and adversely affected.

Failure to protect or enforce our intellectual property rights could materially harm our business and operating results.

We regard the protection of our intellectual property as critical to our success. In particular, we must maintain, protect and enhance our brands. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. In the ordinary course, we enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information and customized technology platform. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. Effective trademarks, trade dress and domain names are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We are seeking to protect our trademarks and domain names, a process that is expensive and may not be successful.

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Litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brands. If we fail to maintain, protect and enhance our intellectual property rights, our business and financial condition could be materially and adversely affected.

We process, store and use personal information and other data, which subjects us to governmental regulation, enforcement actions and other legal obligations or liability related to data privacy and security, and our actual or perceived failure to comply with such obligations could materially and adversely affect our business.

We receive, store and process personal information and other member data, and we enable our members to share their personal information with each other and with third parties. There are numerous federal, state, local and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other member data, the scope of which are changing, subject to differing interpretations and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and adhere to the terms of our privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our members' information at risk and could in turn have an adverse effect on our business.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby materially harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain on-line tracking and targeted advertising practices. In addition, various government and consumer agencies have also called for new regulations and changes in industry practices.

Our business could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices or that require changes to these practices, the design of our websites, products, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to use the data that our members share with us in accordance with each of our website privacy policies and terms of use. Therefore, our business, operating results and financial condition could be materially and adversely affected by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our members choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that our members voluntarily share with us.

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and which could subject us to claims or otherwise materially harm our business.

We are subject to a variety of laws and regulations in the United States, including laws regarding data retention, privacy and consumer protection, which are continually evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. In addition, regulatory authorities are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. See the discussion included in Part 1, Item 1. "*Business—Government Regulation*" in this Annual Report.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would materially and adversely affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could materially harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could materially and adversely affect our business, financial condition and results of operations.

We are currently party to litigation and may in the future be subject to additional legal proceedings and litigation, which may be costly to defend and could materially and adversely affect our business results or operating and financial condition.

We are currently party to litigation and may be party to additional lawsuits in the normal course of business. Results of the litigation to which we are a party cannot be predicted with certainty and there can be no assurance that this litigation will be resolved in our favor. We are a party to one proceeding in which the court recently granted summary judgment against NAPW on claims of failure to pay overtime wages. These matters are described in more detail under the heading "*Legal Proceedings*" in this Annual Report and our other periodic filings with the SEC. Litigation in general is often expensive and disruptive to normal business operations. We may face in the future allegations and lawsuits that we have infringed the intellectual property and other rights of third parties, including patents, privacy, trademarks, copyrights and other rights. Litigation, particularly intellectual property and class action matters may be protracted and expensive, and the results are difficult to predict. Adverse outcomes may result in significant settlement costs or judgments, including monetary damages, require us to modify our products and features while we develop non-infringing substitutes or require us to stop offering certain features.

From time-to-time, we may face claims against companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which could have a negative effect on our business and operating results.

Our success depends in large part upon our management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our management and other key employees. The skills, knowledge and experience of our management team, are critical to the growth of our business. In particular, Mr. Adam He, our Chief Executive Officer, provides significant leadership in every aspect of our business operations and strategic direction. Mr. He is supported by a talented group of knowledgeable executives in business operations, sales and marketing, and information technology including Larry Aichler, our Chief Financial Officer, and Chad Hoersten, our Chief Technology Officer. Our future performance will be dependent upon the continued successful service of members of our management and key employees. We do not maintain life insurance for any of the members of our management team or other key personnel. Competition for management in our industry is intense, and although we have entered into employment agreements with certain members of our management team, we may not be able to retain our management and key personnel or attract and retain new management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

20

The impact of the COVID-19 pandemic has had, and is expected to continue to have, may have an adverse effect on our business and our financial results.

The COVID-19 pandemic has negatively impacted the global economy disrupting consumer spending, workforce development, and global supply chains and creating significant volatility and disruption of financial markets. The COVID-19 pandemic may continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. The COVID-19 pandemic could also adversely affect our liquidity and ability to access the capital markets. Uncertainty regarding the duration of the COVID-19 pandemic may adversely impact our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed to implement our strategies.

Risks Related to Our Common Stock

Our significant stockholder and our directors and executive officers have substantial control over the Company and could limit your ability to influence the outcome of key transactions, including changes of control.

Cosmic Forward Limited ("CFL") beneficially owned approximately 23.5% of our common stock as of December 31, 2023. As a result of its ownership CFL is able to influence significantly all matters requiring approval by our stockholders, including the election of directors. In addition, our directors and executive officers and their affiliated entities, in the aggregate, beneficially own approximately 3.3% of our outstanding common stock as of December 31, 2023. Stockholders other than these principal stockholders may, therefore, have relatively little influence on decisions regarding such matters. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be averse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may affect the market price of our common stock. This concentration of ownership also limits the number of shares of stock likely to be traded in public markets and, therefore, will adversely affect liquidity in the trading of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

The market price for our securities may be subject to wide fluctuations and the value of an investment in our common stock may decline.

The trading price of our common stock has been, and is likely to continue to be, volatile. Our closing stock price has ranged from $1.22 to $7.64 during the fiscal year of 2023. In addition to the factors discussed in this Annual Report, the trading price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- price and volume fluctuations in the stock market, including as a result of trends in the economy as a whole or relating to companies in our industry;
- actual or anticipated fluctuations in our revenue, operating results or key metrics, including our number of members and unique visitors;

- investor sentiment with respect to our competitors, our business partners and our industry in general;
- announcements by us or our competitors of significant products or features, technical innovations, strategic partnerships, joint ventures or acquisitions;
- additional shares of our common stock being sold into the market by us or our existing stockholders or the anticipation of such sales; and
- other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

The securities of technology companies, especially Internet companies, have experienced wide fluctuations subsequent to their initial public offerings, including trading at prices below the initial public offering prices. Factors that could affect the price of our common stock include risk factors described in this section. In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. These market fluctuations may also have a material adverse effect on the market price of our common stock.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of (i) substantial sales of our common stock, particularly sales by CFL and/or our directors, executive officers, employees, or other significant stockholders, (ii) a large number of shares of our common stock becoming available for sale, or (iii) the perception in the market that holders of a large number of shares intend to sell their shares. CFL has the right to require the Company to register public resale under a registration statement filed with the SEC. The eventual resale of some or all of such shares, or the perception that such sale or sales could be imminent, could result in a material decline in the market value of our common stock. In addition, sales of securities under our "shelf" registration statement, which allows for the issuance of shares of our common stock, preferred stock, rights, warrants, and units from time to time up to an aggregate amount of $45,000,000, may cause the market price of our stock to decline.

In June 2023, we entered into a stock purchase agreement with Tumim Stone Capital LLC ("Tumim Stone"), under which we have the right, but not the obligation, to sell to Tumim Stone, and Tumim Stone is obligated to purchase, up to $12,775,000 worth of newly issued shares of our common stock, subject to certain limitations and conditions and the satisfaction (or, where permissible, the waiver) of the conditions set forth in the stock purchase agreement. See the discussion in Part I, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources*", for more information about our committed equity line program with Tumim Stone and shares we have sold to date. The purchase price of shares that we sell to Tumim Stone under this agreement (other than the initial sale under that agreement) is 97% of the lowest daily average of the daily volume weighted average prices of our common stock for the three-day period prior to our election to sell shares. To the extent we utilize this equity line in the future by selling additional shares of common stock, the market price of our common stock may be adversely affected.

The Company's 2013 Equity Compensation Plan (the "2013 Plan") was adopted for the purpose of providing equity incentives to employees, officers, directors and consultants including options, restricted stock, restricted stock units, stock appreciation rights, other equity awards, annual incentive awards and dividend equivalents. Following amendments approved by the Company's stockholders in June 2017, November 2018 and June 2021, the Company was authorized to issue 750,000 shares under the amended 2013 Plan.

In April 2023, the Board of Directors adopted a new equity incentive plan, the Professional Diversity Network, Inc. 2023 Equity Compensation Plan (the "2023 Equity Compensation Plan"). The 2023 Equity Compensation Plan was approved by our stockholders on June 15, 2023. The 2023 Equity Compensation Plan supersedes and replaces the 2013 Plan, and no new awards will be granted under the 2013 Plan. Any awards outstanding under the 2013 Plan remain subject to and will be paid under the 2013 Plan. The 2023 Equity Compensation Plan reserves 750,000 shares of common stock for issuance of awards to directors, officers, employees and qualifying consultants of the Company and its affiliates.

For more information about our equity compensation plans, please see Note 13 of our Consolidated Financial Statements included in this Annual Report.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, up to 1,000,000 shares of undesignated preferred stock;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors, and also specify requirements as to the form and content of a stockholder's notice;
- that our directors may be removed only for cause and only by the affirmative vote of at least a majority of the total voting power of our outstanding capital stock, voting as a single class; and
- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock voting in any election of directors to elect all of the directors standing for election, if they should so choose).

These provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Finally, the substantial number of shares of common stock owned by CFL may make it more difficult for any third party to effect a change in control without CFL's approval.

If we are unable to maintain compliance with Nasdaq continued listing standards, including maintenance of at least $2.5 million of stockholders' equity and maintenance of a $1.00 minimum bid price, our common stock may be delisted from The Nasdaq Stock Market.

We have in the past received notices from The Nasdaq Stock Market relating to a failure to meet continued listing standards, including the $1.00 minimum bid price and the $2.5 million minimum stockholders' equity. Most recently, on November 21, 2023, Nasdaq notified us that we were not in compliance with the minimum stockholders' equity requirement for continued listing as of the end of our fiscal quarter ended September 30, 2023. While we believe we have regained compliance with this requirement as of December 31, 2023, there can be no assurances that we will be able to maintain our Nasdaq listing in the future. In the event we are unable to maintain compliance with Nasdaq continued listing standards and our common stock is delisted from Nasdaq, it could likely lead to a number of negative implications, including an adverse effect on the price of our common stock, reduced liquidity in our common stock, the loss of federal preemption of state securities laws and greater difficulty in obtaining financing. In the event of a delisting, we would take actions to restore our compliance with Nasdaq's continued listing standards, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's continued listing requirements.

We do not intend to pay dividends in the foreseeable future.

We do not intend to declare or pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

CFL holds participation rights and other rights that could affect our ability to raise funds.

Under our stockholders agreement with CFL and each of its shareholders (collectively, the "CFL Shareholders"), we granted to CFL and the CFL Shareholders a participation right with respect to any future issuances of common stock by the Company, such that CFL and the CFL Shareholders may purchase an amount of shares necessary to maintain CFL's then-current beneficial ownership interest, up to a maximum of 54.64% of our then-outstanding common stock, on a fully-diluted basis, subject to certain exceptions. This participation right could limit our ability to enter into equity financing and to raise funds from third parties.

In connection with the stockholder's agreement with CFL and the CFL Shareholders, we also granted to CFL and the CFL Shareholders unlimited demand, shelf and piggyback registration rights, effective upon the expiration of CFL's initial lock-up period, to require us to effect a registration under the Securities Act of a resale of the shares of common stock held by CFL. This may create the perception of a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intent to sell their shares, especially if CFL were to exercise its registration rights, thereby potentially further limiting our ability to enter into equity financings and to raise funds from third parties.

Techniques employed by short sellers may drive down the market price of the Company's common stock.

Short selling is the practice of selling securities that the seller does not own, but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is, therefore, in the short seller's best interests for the price of the stock to decline, many short sellers (sometime known as "disclosed shorts") publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. While traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog ("blogging") have allowed many disclosed shorts to publicly attack a company's credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firm and independent research analysts.

These short attacks have led to the selling of shares in the market, on occasion in large scale and broad base. Issuers who have limited trading volumes and are susceptible to higher volatility levels than U.S. domestic large-cap stocks can be particularly vulnerable to such short attacks.

Reports and information have been published about us which have occasionally been followed by a decline in our stock price. It is not clear what additional effects the negative publicity will have on the Company, if any, other than potentially affecting the market price of our common stock. Additionally, such allegations against the Company could negatively impact its business operations and stockholders' equity, and the value of any investment in the Company's stock could be reduced.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 1C - CYBERSECURITY

Cybersecurity Risk Management and Strategy

We face various cyber risks, including, but not limited to, risks related to unauthorized access, misuse, data theft, computer viruses, system disruptions, ransomware, malicious software and other intrusions. We utilize a multilayered, proactive approach, as part of our overall risk mitigation strategy, to identify, evaluate, mitigate and prevent potential cyber and information security threats through our cybersecurity risk management efforts. Our management team engages certain outside advisors and consultants to assist in the identification, evaluation, and management of cybersecurity risks and controls. To oversee and identify risks from cybersecurity threats associated with our use of third-party service providers, we maintain third-party risk management efforts designed to help protect against the misuse of information technology and security breaches. We also maintain cyber insurance coverage; however, such insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches.

Our RemoteMore segment relies heavily on remote working with its customers and poses additional risks because contractors typically use their own devices in their work. RemoteMore has a number of policies in place to address these risks, including physical and electronic security measures, mandatory antivirus and antimalware software, multifactor authentication, a "principle of least privilege" policy that limits access only to what is needed for performing the employee's work tasks, and other measures

We have not, to date, identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of our operations, or financial condition.

Cybersecurity Governance and Oversight

Management is responsible for the cybersecurity risk management program as well as actions to identify, assess, mitigate, and remediate material issues. The Company's cybersecurity risk management program is supervised by our Chief Technology Officer (CTO), who reports directly to the Company's Chief Executive Officer. The CTO and his team are responsible for leading cybersecurity strategy, policy, standards, architecture and processes.

The Audit Committee of the Board of Directors is charged with oversight of cybersecurity matters and receives reports from the CTO on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, and the emerging threat landscape. In accordance with our cyber incident response plan, the Audit Committee is promptly informed by management of cybersecurity incidents with the potential to materially adversely affect the Company or its information systems and is regularly updated about incidents with lesser impact potential. At least annually, the Board reviews and discusses the Company's technology strategy in combination with the Company's strategic objectives with Executive Management.

In an effort to detect and defend against cyber threats, the Company annually provides its employees with various cybersecurity and data protection training programs. These programs cover timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use and mobile security, and educate employees on the importance of reporting all incidents promptly.

ITEM 2 - PROPERTIES

We lease approximately 4,900 square feet of space for our headquarters in Chicago, Illinois under a lease that expires on September 30, 2027.

We believe that our current facilities are adequate to meet our current needs. We may expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

ITEM 3 - LEGAL PROCEEDINGS

We, and our wholly-owned subsidiary, NAPW, Inc., are parties to a proceeding captioned Deborah Bayne, et al. vs. NAPW, Inc. and Professional Diversity Network, Inc., No. 18-cv-3591 (E.D.N.Y.), filed on June 20, 2018, and alleging violations of the Fair Labor Standards Act and certain provisions of the New York Labor Law. The class is defined as "all individuals employed in New York from June 20, 2012, through October 15, 2021 by NAPW and PDN to sell memberships to the women's networking organization known as the National Association of Professional Women and the International Association of Women," excluding corporate officers, shareholders, directors and administrative employees. As it stands, the class currently consists of 164 putative class members and 60 opt-in plaintiffs.

The complaint alleges that NAPW (and PDN in its capacity as an alleged joint employer) violated similar provisions of the FLSA and the NYLL by (i) failing to pay overtime wages as required by both the FLSA and the NYLL, (ii) failing to provide accurate wage statements under the NYLL, and (iii) willfully violating both of those statutes. The Court, in an order issued on March 25, 2024, granted summary judgment against NAPW on the claims related to willful failure to pay overtime wages. The Court dismissed, without prejudice, claims based on failure to provide accurate wage statements under the NYLL based on lack of subject matter jurisdiction. The Court found that questions of fact remain as to whether PDN was a joint employer with NAPW. Damages remain unsettled particularly in light of the Court's dismissal of the Plaintiff's claims related to failure to provide accurate wage statements. During the first quarter of 2020, we recorded a $450,000 litigation settlement reserve in the event of an unfavorable outcome in this proceeding. While the Plaintiff seeks damages substantially in excess of this reserve (including unpaid overtime, liquidated damages and penalties), NAPW and PDN continue to adamantly dispute the amount of damages claimed.

From time to time, we are involved in legal matters arising in the ordinary course of business. While we believe that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which we are, or could be, involved in litigation, will not have a material adverse effect on our business, financial condition or results of operations.

ITEM 4 - MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol "IPDN".

Holders

As of March 29, 2024, we had 50 holders of record of our common stock. Since certain of our shares are held by brokers and other institutions on behalf of stockholders, the foregoing number is not representative of the number of beneficial owners of our common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to use the net proceeds from any offerings of our securities and our future earnings, if any, to finance the further development and expansion of our business and do not intend or expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Recent Sales of Unregistered Securities

      Not applicable.

ITEM 6 - [RESERVED]

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto in Item 8, "Financial Statements," in Part II of this Annual Report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read "Special Note Regarding Forward-Looking Statements" for additional information regarding forward-looking statements used in this Annual Report.

<u>Overview</u>

      We are an operator of professional communities with a focus on diversity, employment, education and training. We use the term "diversity" (or "diverse") to describe communities, or "affinities," that are distinct based on a wide array of criteria, including ethnic, national, cultural, racial, religious or gender classification. We serve a variety of such communities, including Women, Hispanic-Americans, African-Americans, Asian-Americans, persons with disabilities, Military Professionals, and Lesbian, Gay, Bisexual, and Transgender (LGBTQ+).

      We currently operate in three business segments. PDN Network, our primary business segment, includes online professional job seeking communities with career resources tailored to the needs of various diverse cultural groups and employers looking to hire members of such groups. Our secondary business segment consists of the NAPW Network, a women-only professional networking organization. Our third business segment consists of RemoteMore, which connects companies with reliable, cost-efficient developers with less effort and friction, and empowers software developers to get meaningful jobs regardless of their location.

      We believe that the combination of our solutions allows us to approach recruiting and professional networking in a unique way and thus create enhanced value for our members and customers by:

- Helping employers address their workforce diversity needs by connecting them with the right candidates from our diverse job seeking communities such as African Americans, Hispanics, Asians, Veterans, individuals with disabilities and members of the LGBTQ+ community (with the ability to roll out to our other affinities);
- Providing a robust online and in-person network for our women members to make professional and personal connections; and
- Connecting companies with reliable, cost-efficient developers to meet their software needs.

Sources of Revenue

      We generate revenue from (i) paid membership subscriptions and related services, (ii) recruitment services, (iii) contracted software development, and (iv) consumer advertising and consumer marketing solutions. The following table sets forth our revenues from each significant product as a percentage of total revenue for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,	
	2023	**2022**
Revenues:		
Membership fees and related services	6.9%	7.7%
Recruitment services	60.3%	58.5%
Contracted software development	31.6%	31.8%
Consumer advertising and marketing solutions	1.2%	2.0%

26

Membership Fees and Related Services. We offer paid membership subscriptions through our NAPW Network, a women-only professional networking organization, operated by our wholly-owned subsidiary. Members gain access to networking opportunities through a members-only website at www.iawomen.com and "virtual" events which occur in a webcast setting, as well as through in-person networking local chapters nationwide, additional career and networking events such as the National Networking Summit Series, Power Networking Events and the PDN Network events. NAPW members also receive ancillary (non-networking) benefits such as educational discounts, shopping, and other membership perks. The basic package is the Initiator level, which provides online benefits only. Upgrades to an Innovator membership include the Initiator benefits, as well as membership in local chapters, and access to live in-person events. The most comprehensive level, the Influencer, provides all the aforementioned benefits plus admission to exclusive "live" events and expanded opportunities for marketing and promotion, including the creation and distribution of a press release, which is prepared by professional writers and sent over major newswires. Additionally, all memberships offer educational programs with discounts or at no cost, based on the membership level. NAPW Membership is renewable, and fees are payable on an annual or monthly basis, with the first fee payable at the commencement of membership. We offer new purchasers of our NAPW memberships the opportunity to purchase a commemorative wall plaque at the time of purchase. They may purchase up to two plaques at that time.

Recruitment Services. We provide recruitment services through PDN Network to medium and large employers seeking to diversify their employment ranks. Our recruitment services include recruitment advertising, job postings, contingent search and hiring, and career fairs. The majority of recruitment services revenue comes from job recruitment advertising. We also offer to businesses subject to the regulations and requirements of the Equal Employment Opportunity Office of Federal Contract Compliance Program ("**OFCCP**") our OFCCP compliance product, which combines diversity recruitment advertising with job postings and compliance services.

Contracted Software Development. RemoteMore generates revenue by providing contracted programmers to assist customers with their software solutions through customized software development.

Consumer Advertising and Marketing Solutions. We work with partner organizations to provide them with integrated job boards on their websites, which offer their members or customers the ability to post recruitment advertising and job openings. We generate revenue from fees charged for those postings.

Cost of Revenue

Cost of revenue primarily consists of costs of producing job fair and other events, revenue-sharing with partner organizations, costs of web hosting and operating our websites for the PDN Network. The cost of hosting member conferences and local chapter meetings are also included in the cost of revenue for NAPW Network. Costs of paying outside developers are included in the cost of revenue for RemoteMore.

| | Year Ended December 31, | |
	2023	2022
Cost of revenues:		
PDN Network	31.7%	34.0%
NAPW Network	4.5%	10.5%
RemoteMore	63.8%	55.5%

Results of Operations

Revenues

Total Revenues

The following tables set forth our revenues for the years ended December 31, 2023, and 2022:

	Year Ended December 31,		Change (Dollars)	Change (Percent)
	2023	2022		
	(in thousands)			
Revenues:				
Membership fees and related services	$ 531	$ 639	$ (108)	(16.8)%
Recruitment services	4,640	4,862	(222)	(4.6)%
Contracted software development	2,437	2,646	(209)	(7.9)%
Consumer advertising and marketing solutions	91	167	(76)	(45.5)%
Total revenues	$ 7,699	$ 8,314	$ (615)	(7.4)%

Total revenues decreased approximately $615,051, or 7.4% from $8,314,088 for the year ended December 31, 2022 to $7,699,037 for the year ended December 31, 2023. The decrease was predominately attributable to a decrease of approximately $667,000 of organic revenues related to PDN as compared to the same period in the prior year, partially offset by approximately $368,000 of revenues related to Expo Experts for which there were no comparable revenues in the same period of the prior year. Also contributing to the decrease was a decrease in contracted software development related to RemoteMore operations of approximately $208,000, and an approximate $109,000 decrease in membership fees and related services revenues related to NAPW operations, as compared to the same period in the prior year.

Revenues by Segment

The following table sets forth each operating segment's revenues for the years ended December 31, 2023, and 2022:

	Year Ended December 31,		Change (Dollars)	Change (Percent)
	2023	2022		
	(in thousands)			
PDN Network	$ 4,731	$ 5,029	$ (298)	(5.9)%
NAPW Network	531	639	(108)	(16.8)%
RemoteMore	2,437	2,646	(209)	(7.9)%
Total revenues	$ 7,699	$ 8,314	$ (615)	(7.4)%

During the year ended December 31, 2023, our PDN Network generated approximately $4,731,000 in revenues compared to $5,029,000 in revenues during the year ended December 31, 2022, a decrease of approximately $298,000 or 5.9%. The decrease was primarily due to decreases in PDN operations, specifically decreases in e-commerce revenues of approximately $361,000, revenues related to sales by our third-party partner alliance of approximately $219,000, event and partner sales revenue of approximately $137,000 and other revenues of approximately $102,000, compared to the same period in the prior year. Partially offsetting the decreases was an increase in PDN direct sales revenues of approximately $154,000, compared to the same period in the prior year, and event revenues derived from Expo Experts of approximately $398,000 for which there were no comparable revenues in the same period of the prior year.

During the year ended December 31, 2023, NAPW Network revenues were approximately $531,000, compared to revenues of $639,000 during the year ended December 31, 2022, a decrease of approximately $108,000 or 16.9%. The decrease in revenues was primarily due to an approximate $100,000 decrease in renewal membership and an approximate $31,000 decrease in new membership, as compared to the same period in the prior year. The decrease in fiscal 2023 revenues was the lowest year over year decrease in NAPW since its acquisition. We believe that the reductions in membership services revenues havelargely stabilized. The NAPW Network services provided to our customers is a discretionary spending decision and we continue to research services and price points to increase our future membership revenue to go along with the significant expense reductions that we have made in fiscal 2023.

During the year ended December 31, 2023, RemoteMore revenue was approximately $2,437,000, compared to revenues of approximately $2,646,000 during the same period in the prior year, a decrease of approximately $209,000. We believe that the reduction in revenues had a direct correlation to the war in Ukraine and economic unsettling in Europe and the Middle East resulting in companies not wanting to spend on the expansion of their IT infrastructure.

Costs and Expenses

The following tables set forth our costs and expenses for the years ended December 31, 2023, and 2022:

		Year Ended December 31,			Change (Dollars)		Change (Percent)
		2023		2022			
		(in thousands)					
Cost and expenses:							
Cost of revenues	$	3,461	$	4,260	$	(799)	(18.8)%
Sales and marketing		3,701		2,806		895	31.9%
General and administrative		4,452		3,574		878	24.6%
Depreciation and amortization		624		776		(152)	(19.6)%
Total cost and expenses:	$	12,238	$	11,416	$	822	7.2%

Total costs and expenses increased for the year ended December 31, 2023, to approximately $12,238,000 compared to $11,416,000 for the year ended December 31, 2022. The approximate $822,000, or 7.2%, increase in costs and expenses was primarily attributable to the following:

- The decrease in cost of revenues of approximately $799,000, as compared to the prior year, is predominately a result of decrease in third party computer service costs of approximately $491,000, a decrease of approximately $105,000 related to RemoteMore contractor expenses, which is a result of the aforementioned decrease in RemoteMore revenues, a decrease of approximately $111,000 of member benefits expenses related to NAPW operations, and a decrease of approximately $72,000 of other costs of revenues. Partially offsetting the decrease were approximately $109,000 of costs of revenues related to Expo Experts, for which there were no comparable expenses in the same period of the prior year, and $61,000 one-time contractor expenses relating to PDN operations in fiscal 2023 for which there were no comparable expenses in the same period of the prior year.
- The increase in sales and marketing expense of approximately $895,000, as compared to the same period in the prior year, is a result of increases in third party computer service costs of approximately $320,000, increases in payroll related costs of approximately $174,000, and increases in other purchased services of approximately $141,000. Also contributing to the increase were approximately $344,000 of costs related to Expo Experts operations, for which there were no comparable expenses in the same period of the prior year. Partially offsetting the increase were decreases in employee commission expenses of approximately $84,000.
- The increase in general and administrative expenses of approximately $878,000, as compared to the same period in 2022, was predominately due to settlement of litigation resulting in a one-time, non-cash gain of approximately $908,000 in fiscal 2022, for which there was no comparable transaction in fiscal 2023. Other comparable transactions in fiscal 2023, as compared to the same period in the prior year were increases in third party computer service costs of approximately $165,000, payroll related costs of approximately $145,000, and finance costs primarily related to our equity line of credit of approximately $124,000. Also contributing to the increase were approximately $202,000 of costs related to Expo Experts operations, for which there were no comparable expenses in the same period of the prior year. Partially offsetting the increases in general and administrative expenses in the current year, as compared to the same period in the prior year, were reductions in share-based compensation of approximately $132,000, mergers and acquisition costs of approximately $83,000, legal expenses of approximately $57,000 and approximately $345,000 in other related costs.
- The decrease in depreciation and amortization of approximately $152,000, as compared to the same period in the prior year, is predominately due to $666,000 of prior period amortization related to RemoteMore intangible assets, partially offset by amortization of approximately $475,000 related to Expo Experts intangible assets for which there were no comparable charges in the same period of the prior year, and approximately $35,000 of amortization related to PDN capitalized technology.

Costs and Expenses by Segment

The following table sets forth each operating segment's costs and expenses for the years ended December 31, 2023, and 2022:

		Year Ended December 31,			Change (Dollars)		Change (Percent)
		2023		2022			
		(in thousands)					
PDN Network	$	6,216	$	4,614	$	1,602	34.7%
NAPW Network		962		835		127	15.2%
RemoteMore		2,719		3,654		(935)	(25.6)%
Corporate Overhead		2,341		2,313		28	1.2%
Total cost and expenses:	$	12,238	$	11,416	$	822	7.2%

Costs and expenses related to our PDN Network increased approximately $1,602,000 or 34.7%, during the year ended December 31, 2023, as compared to the prior year, primarily due to approximately $1,130,000 of costs related to Expo Experts for which there was no comparable costs in the same period of the prior year. Also contributing to the increase were approximately $428,000 of payroll related costs, of which there was approximately $287,000 of sales and marketing expenses as a result of our newly created marketing department in fiscal 2023 for which there was no comparable expense in the prior year, and $14,000 of other accumulated costs.

Costs and expenses related to the NAPW Network increased approximately $127,000, or 15.2%, during the year ended December 31, 2023, as compared to the prior year. The increase was predominately due to settlement of litigation resulting in a one-time, non-cash gain of approximately $908,000 in fiscal 2022 for which there was no comparable transaction in the current period. Partially offsetting the increase were decreases in payroll related costs of approximately $219,000, conference expenses incurred of approximately $165,000 primarily related to an October 2022 Gala event for which there was no comparable event in fiscal 2023, approximately $111,000 of member benefits, approximately $68,000 of legal expenses, and $218,000 of other related charges. The significant decreases in charges are a direct result of the continued efforts to cut costs and create efficiencies in the NAPW Network operating segment.

Cost and expenses related to RemoteMore decreased approximately $935,000, or 25.6%, during the year ended December 31, 2023, as compared to the prior year, predominately consisting of amortization of intangibles of approximately $666,000, contractor costs of approximately $105,000, and other operating costs.

Corporate overhead expenses increased approximately $28,000 or 1.2% during the year December 31, 2023, as compared to the prior year, primarily as a result of an increase of approximately $214,000 of payroll related costs, an approximately $123,000 in financing costs and $102,000 in legal fees predominately related to the equity line of credit entered into in fiscal 2023. Partially offsetting the increase was an approximate $157,000 decrease in share-based compensation costs, and reductions of approximately $83,000 related to mergers and acquisition charges, approximately $45,000 related to accounting expenses, and approximately $101,000 of other charges, as compared to the same period in the prior year.

Income Tax Benefit

	Year Ended December 31,		Change	Change
	2023	2022	(Dollars)	(Percent)
	(in thousands)			
Income tax benefit	$ (139)	$ (13)	$ (126)	954.0%

During the years ended December 31, 2023, and 2022, we recorded a benefit for income tax of $139,000 and $13,000. The change in income tax benefit during the current period was primarily due to a reduction in our deferred tax liabilities in the current year.

Discontinued Operations

In March 2020, our Board of Directors decided to suspend all operations in China. In December 2023, Management determined that there will be no further activity related to the operations in China and as a result, eliminated all balance sheet accounts in the consolidated balance sheets for the fiscal year ending December 31, 2023. This included the extinguishment of contract debt as allowed under Chinese business law and the write-off of non-cash assets. The results for operations of China are presented in the consolidated statements of operations and comprehensive loss as loss from discontinued operations.

30

The following table presents results from discontinued operations for the years ended December 31, 2023, and 2022:

	Year Ended December 31,		
	2023		2022
	(in thousands)		
Revenues	$	-	$ -
General and administrative		28	65
Non-operating (expense) income		-	-
Loss from discontinued operations before income tax		(28)	(65)
Income tax expense		-	-
Net loss from discontinued operations	$	(28)	$ (65)

Net Loss from Continuing Operations

The following table sets forth each operating segment's net income or loss for the periods presented. The period-to-period comparison is not necessarily indicative of future results.

	Year Ended December 31,		Change (Dollars)	Change (Percent)
	2023	2022		
	(in thousands)			
PDN Network	$ (1,430)	$ 415	$ (1,846)	(444.2)%
NAPW Network	(414)	(220)	(195)	88.6%
RemoteMore	(277)	(1,021)	745	(72.9)%
Corporate Overhead	(2,265)	(2,266)	1	(0.0)%
Consolidated net loss from continuing operations	$ (4,386)	$ (3,092)	$ (1,294)	41.8%

Consolidated Net Loss from Continuing Operations. As the result of the factors discussed above, during the year ended December 31, 2023, we incurred a net loss of approximately $4,386,000 from continuing operations, an increase in net loss of approximately $1,294,000 or 41.8% from a net loss of $3,092,000 for the year ended December 31, 2022.

Non-GAAP Financial Measure

Adjusted EBITDA

We believe Adjusted EBITDA provides a meaningful representation of our operating performance that provides useful information to investors regarding our financial condition and results of operations. Adjusted EBITDA is commonly used by financial analysts and others to measure operating performance. Furthermore, management believes that this non-GAAP financial measure may provide investors with additional meaningful comparisons between current results and results of prior periods as they are expected to be reflective of our core ongoing business. However, while we consider Adjusted EBITDA to be an important measure of operating performance, Adjusted EBITDA and other non-GAAP financial measures have limitations, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Further, Adjusted EBITDA, as we define it, may not be comparable to EBITDA, or similarly titled measures, as defined by other companies.

The following table provides a reconciliation of net loss from continuing operations to Adjusted EBITDA for the years ended December 31, 2023, and 2022, the most directly comparable GAAP measure as reported in the consolidated financial statements:

		Year Ended December 31,		
		2023		2022
		(in thousands)		
Loss from Continuing Operations	$	(4,386)	$	(3,092)
Share-based compensation		300		481
Litigation settlement reserve		-		(909)
Loss attributable to noncontrolling interest		103		555
Depreciation and amortization		624		776
Other income (expense)		(13)		4
Income tax benefit		(139)		(13)
Adjusted EBITDA	$	(3,511)	$	(2,198)

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of December 31, 2023, and 2022:

		As of December 31,		
		2023		2022
		(in thousands)		
Cash and cash equivalents	$	628	$	1,237
Working capital (deficit) from continuing operations	$	(1,107)	$	(187)

As of December 31, 2023, we had cash and cash equivalents of $628,000 compared to cash and cash equivalents of $1,237,000 at December 31, 2022. Our principal sources of liquidity are our cash and cash equivalents, including net proceeds from the issuances of common stock. As of December 31, 2023, we had a working capital deficit from continuing operations of approximately $1,107,000, compared to a working capital deficit from continuing operations of approximately $187,000 as of December 31, 2022. We had an accumulated deficit of approximately $99,903,000 at December 31, 2023. During the years ended December 31, 2023, and 2022, we generated a net loss from continuing operations, net of tax, of approximately $4,386,000 and $3,092,000 and used cash from continuing operations of approximately $3,009,000 and $2,250,000.

During 2023, we continued our focus on cost cutting initiatives and improving our overall profitability and shareholder value through new sales and marking initiatives and through strategic business collaborations. However, we have continued to generate negative cash flows from operations, and we expect to incur net losses for the short-term foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to further implement our business plan of increased sales and market share through the generation of organic growth in revenues from our existing operating segments, raise capital, issue capital in relation to our line of equity, and make strategic acquisitions. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

In February 2022, in connection with the September 2021 acquisition of the 45.62% interest in RemoteMore USA, Inc., and as a component of the $500,000 to be paid within one year, the Company issued 139,860 shares of its common stock, with a value of $400,000, to the co-founders of RemoteMore (see Note 4 – Business Combinations).

In September 2022, in connection with the acquisition of a 9% interest in Koala Crypto Limited, the Company issued 863,392 shares of its common stock to the seller in a private placement (the "Consideration Shares"). The Consideration Shares were valued at $1,350,000 (see Note 8 – Long-term Investments).

In December 2022, the Company entered into a stock purchase agreement with Ms. Hongjun Chen, in which the Company sold 1,162,791 shares of its common stock at a price per share of $0.86 for gross proceeds of approximately $1,000,000.

In March 2023, we entered into a stock purchase agreement with Ms. Yiran Gu, a former investor of the Company and a citizen of the People's Republic of China, in connection with the purchase by Ms. Gu of 333,181 shares of our common stock at a price of approximately $2.10 per share for aggregate gross proceeds of $700,000.

In June 2023, we entered into a stock purchase agreement with Tumim Stone Capital LLC ("Tumim Stone"). Under the terms and subject to the conditions of the stock purchase agreement, we have the right, but not the obligation, to sell to Tumim Stone, and Tumim Stone is obligated to purchase, up to $12,775,000 worth of newly issued shares (the "Purchase Shares") of our common stock, subject to certain limitations and the satisfaction (or, where permissible, the waiver) of the conditions set forth in the stock purchase agreement. Pursuant to the stock purchase agreement, we issued and sold 469,925 Purchase Shares to Tumim Stone, at a price of $4.256 per share (representing the average official closing price of the common stock on The Nasdaq Capital Market for the five consecutive trading days ending on the trading day immediately prior to the date of the stock purchase agreement), for aggregate gross proceeds to the Company of $2,000,000, in an initial purchase (the "Initial Purchase"). Pursuant to the terms of the stock purchase agreement, as consideration for Tumim Stone's commitment to purchase shares of common stock at our direction from time to time, subject to the conditions and limitations set forth in the stock purchase agreement, upon execution of the stock purchase agreement on September 30, 2023, we also issued to Tumim Stone 176,222 shares of common stock (the "Commitment Shares"), valued at $4.256 per share (the same per share value as each Initial Purchase Share sold in the Initial Purchase), or a total aggregate value equal to $750,000 for the Commitment Shares. Thereafter, the purchase price of shares that we sell to Tumim Stone under this agreement (other than initial sale under that agreement) is 97% of the lowest daily average of the daily volume weighted average prices of our common stock for the three day period prior to our election to sell shares.

In December 2023, we issued multiple purchase notices to Tumim Stone under the stock purchase agreement, through which we sold a combined 273,341 shares of our common stock at an average price of $1.70 for an aggregated gross proceeds of approximately $464,300. To date, we have sold 919,488 shares of our common stock to Tumim Stone (excluding the Commitment Shares) for gross proceeds of $2,464,300.

In December 2023, we entered into a stock purchase agreement with CFL, in which we sold 122,670 shares of our common stock at a price per share of $1.63 for gross proceeds of approximately $200,000.

In January 2023, we exercised our option to purchase an additional 20% interest in RemoteMore for $116,667, and in May 2023, the Company acquired an additional 7% interest in RemoteMore for approximately $235,000 furthering our interest in RemoteMore to 72.62%.

In January 2023, through a newly formed wholly-owned subsidiary, we purchased the assets and operations of Expo Experts, LLC, an Ohio limited liability company, for a total consideration of $600,000 funded by the payment of $400,000 in cash and the issuance of restricted shares of PDN common stock valued at $200,000 based on the volume weighted-average price as of twenty (20) days prior to the closing date.

On January 31, 2022, the Company announced its Board of Directors had approved the repurchase of up to $2 million of its outstanding common stock from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares repurchased would be determined by the Company's management based on its evaluation of market conditions and other factors. Repurchases could also be made under a Rule 10b5-1 plan of the Securities Exchange Act of 1934, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. Since inception of the Stock Buyback Plan through December 20, 2022, the Company purchased 530,421 shares of its common shares, for a total of approximately $855,000 at an average cost of approximately $1.62 per share (excluding commissions). Transactions occurred in open market purchases and pursuant to a trading plan under Rule 10b5-1. As of December 20, 2022, the Company suspended the Stock Buyback Plan.

While we believe that our cash and cash equivalents of approximately $628,000, at December 31, 2023, and cash flow from operations, may be sufficient to meet our working capital requirements for the fiscal year 2024, our available funds and cash flow from operations may not be sufficient to meet our working capital requirements without the need to increase revenues or raise capital by the issuance of common stock. There can be no assurances that our business plans and actions will be successful, that we will generate anticipated revenues, or that unforeseen circumstances will not require additional funding sources in the future or effectuate plans to conserve liquidity. Future efforts to raise additional funds may not be successful or they may not be available on acceptable terms, if at all. Cash and cash equivalents consist primarily of cash on deposit with banks and investments in money market funds.

Our PDN Network sells recruitment services to employers, generally on a one-year contract basis. This revenue is also deferred and recognized over the life of the contract. Our payment terms for PDN Network customers range from 30 to 60 days. We consider the difference between the payment terms and payment receipts a result of transit time for invoice and payment processing and to date have not experienced any liquidity issues as a result of the payments extending past the specified terms. Our NAPW network collects membership fees generally at the commencement of the membership term or at renewal periods thereafter. The memberships we sell are for one year and we defer recognition of the revenue from membership sales and renewals and recognize it ratably over the twelve-month period.

		Year Ended December 31,		
		2023		2022
		(in thousands)		
Cash (used in) provided by continued operations				
Operating activities	$	(3,009)	$	(2,250)
Investing activities		(947)		(61)
Financing activities		3,364		145
Effect of exchange rate fluctuations on cash and cash equivalents		-		2
Cash (used in) provided by discontinued operations				
Operating activities		(17)		(2)
Net (decrease) increase in cash and cash equivalents	$	(609)	$	(2,166)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Net Cash Used in Operating Activities

Net cash used in operating activities from continuing operations during the year ended December 31, 2023 was $3,009,000. We had a net loss from continuing operations of $4,386,000 during the year ended December 31, 2023, which included share-based compensation expense of $300,000 and depreciation and amortization expense of $624,000, predominately due to amortization of intangible assets related to the acquisition of Expo Experts, reduction for the allowance for credit losses of approximately $16,000, accretion for the extinguishment of liabilities related to discontinued operations of approximately $157,000, and noncash lease expense of $91,000. Changes in operating assets and liabilities provided approximately $551,000 of cash during the year ended December 31, 2023, consisting primarily of a $186,000 increase in accounts payable, a $200,000 increase in accounts receivable, a $466,000 increase in prepaid expenses, and a $6,000 increase in deferred revenues, which was partially offset by an approximate $204,000 decrease in accrued liabilities and $104,000 in lease liability.

Net cash used in operating activities from continuing operations during the year ended December 31, 2022 was $2,250,000. We had a net loss from continuing operations of $3,092,000 during the year ended December 31, 2022, which included a gain on settlement of $908,564 in litigation settlement reserves, share-based compensation expense of $481,000 and depreciation and amortization expense of $776,000, predominately due to amortization of intangible assets related to the acquisition of RemoteMore, reduction of our merchant reserve of $381,000, reduction in the allowance for credit losses of approximately $145,000, and noncash lease expense of $91,000. Changes in operating assets and liabilities provided approximately $185,000 of cash during the year ended December 31, 2022, consisting primarily of a $90,000 increase in accounts payable, a $216,000 increase in accounts receivable, a $103,000 increase in prepaid expenses, and a $102,000 increase in accrued liabilities, which was partially offset by a $224,000 decrease in deferred revenues and $101,000 in lease liability.

Net Cash Used in Investing Activities

Net cash used in investing activities from continuing operations during the year ended December 31, 2023 was approximately $947,000, which consisted primarily of $400,000 related to the acquisition of Expo Experts, approximately $335,000 related to the acquisition of additional interest in RemoteMore, approximately $181,000 in costs associated with internally developed technology and approximately $30,000 associated with the purchases of computer equipment. During the year ended December 31, 2022, net cash used in investing activities from continuing operations was approximately $61,000, which consisted primarily of $45,000 in costs associated with internally developed technology and $16,000 associated with the purchases of computer equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities from continuing operations during the year ended December 31, 2023, was approximately $3,364,000, which reflected the proceeds from the sale of common stock as described above.

Net cash provided by financing activities from continuing operations during the year ended December 31, 2022, was approximately $145,000, which reflected the proceeds from the sale of, and the reacquisition of, common stock as described above.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these consolidated financial statements requires us to exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosure of commitments and contingencies at the date of the consolidated financial statements.

We base our estimates on our historical experience, knowledge of our business and industry, current and expected economic conditions, the attributes of our products, the regulatory environment, and in certain cases, the results of outside appraisals. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates.

While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements included at the end of this Annual Report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Accounts Receivable and Allowance for Credit Losses

Our accounts receivable consists principally of uncollateralized amounts billed to customers. These receivables are generally due within 30 to 90 days of the period in which the corresponding sales occur and do not bear interest. They are recorded at net realizable value less an allowance for credit losses and are classified as account receivable, net on the consolidated balance sheets.

We adopted ASU 2016-13, Financial Instruments - Credit Losses, in the first quarter of fiscal 2023. This accounting standard requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Prior to the adoption of this accounting standard, we recorded incurred loss reserves against receivable balances based on current and historical information.

We consider both current conditions and reasonable and supportable forecasts of future conditions when evaluating expected credit losses for uncollectible receivable balances. In our determination of the allowance for credit losses, we pool receivables by days outstanding and apply an expected credit loss percentage to each pool. The expected credit loss percentage is determined using historical loss data adjusted for current conditions and forecasts of future economic conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

We are not party to any off-balance sheet arrangements that would require an allowance for credit losses in accordance with this accounting standard.

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company considers its market capitalization and the carrying value of its assets and liabilities, including goodwill, when performing its goodwill impairment test.

When conducting its annual goodwill impairment assessment, the Company initially performs a qualitative evaluation of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, the Company then compares the fair value of the Company's reporting unit to its carrying or book value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of a reporting unit exceeds its fair value, the Company will measure any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Capitalized Technology Costs

We account for capitalized technology costs in accordance with ASC 350-40, Internal-Use Software ("ASC 350-40"). In accordance with ASC 350-40, we capitalize certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the software assets on a straight-line basis, generally not exceeding three years.

Business Combinations

ASC 805, Business Combinations ("ASC 805"), applies the acquisition method of accounting for business combinations to all acquisitions where the acquirer gains a controlling interest, regardless of whether consideration was exchanged. ASC 805 establishes principles and requirements for how the acquirer : a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Accounting for acquisitions requires the Company to recognize, separately from goodwill, the assets acquired, and the liabilities assumed at their acquisition-date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition-date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

Revenue Recognition

Our principal sources of revenue are recruitment revenue, consumer marketing and consumer advertising revenue, membership subscription fees, and contracted software development. Recruitment revenue includes revenue recognized from direct sales to customers for recruitment services and events, as well as revenue from our direct ecommerce sales. Revenues from recruitment services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed or determinable and collectability is probable. Our recruitment revenue is derived from agreements through single and multiple job postings, recruitment media, talent recruitment communities, basic and premier corporate memberships, hiring campaign marketing and advertising, e-newsletter marketing and research and outreach services.

Consumer marketing and consumer advertising revenue is recognized either based upon a fixed-fee for revenue-sharing agreements in which payment is required at the time of posting or billed based upon the number of impressions (the number of times an advertisement is displayed) recorded on the websites as specified in the customer agreement.

Revenue generated from NAPW Network membership subscriptions is recognized ratably over the 12-month membership period, although members pay their annual fees at the commencement of the membership period. We also offer monthly membership for which we collect fees on a monthly basis and we recognize revenue in the same month as the fees are collected. Revenue from related membership services is derived from fees for development and set-up of a member's personal on-line profile and/or press release announcements. Fees related to these services are recognized as revenue at the time the on-line profile is complete and press release is distributed.

Revenues generated from RemoteMore consist of contracts entered into to provide customers with software solutions and are recognized in the month work is performed.

Revenue Concentration

We, in alliance with another company, partner to sell two recruitment services products. This alliance member builds, hosts, and manages our job boards and website. This alliance member also bills customers, collects fees, and provides customer services. For the years ended December 31, 2023, and 2022, we recorded approximately 8.1% and 11.4% of our recruitment services revenue from this alliance sales relationship.

Lease Obligations

We leases office space under a non-cancelable operating lease that expires through September 2027. Our facility lease provides for periodic rent increases and may contain escalation clauses and renewal options. Our lease terms include options to extend the lease if we are reasonably certain of being exercised.

We recognizes operating lease expense on a straight-line basis over the lease term and variable lease payments are expensed as incurred. Lease costs are primarily recorded within SG&A expenses in the Company's consolidated statements of loss and comprehensive loss.

We determinee if a contract contains a lease at lease inception. If the borrowing rate implicit in the lease is not determinable, we use its incremental borrowing rate ("IBR") based on information available at lease commencement including prevailing financial market conditions to determine the present value of future lease payments. We have elected the option to combine lease and non-lease components as a single component for our entire population of lease assets.

Operating lease assets and lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives. We have elected not to apply the recognition requirements to short-term leases of 12 months or less and instead recognizes lease payments as expense on a straight-line basis over the lease term. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants. Leased assets are presented net of accumulated amortization.

Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or liabilities; instead, these are expensed as incurred and recorded as variable lease expense.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including Part I, Item 1. "*Business*" and Part II, Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this Annual Report contains forward-looking statements regarding:

- our beliefs regarding our ability to capture and capitalize on market trends;
- our expectations on the future growth and financial health of the online diversity recruitment industry and the industry participants, and the drivers of such growth;
- our expectations regarding continued membership growth;
- our beliefs regarding the increased value derived from the synergies among our segments; and
- our beliefs regarding our liquidity requirements, the availability of cash and capital resources to fund our business in the future and intended use of liquidity.

These and other forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected, and could in the future affect, our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

- our ability to raise funds in the future to support operations;
- failure to realize synergies and other financial benefits from mergers and acquisitions within expected time frames, including increases in expected costs or difficulties related to integration of merger and acquisition partners;
- inability to identify and successfully negotiate and complete additional combinations with potential merger or acquisition partners;
- our history of operating losses;
- our limited operating history in a new and unproven market;
- increasing competition in the market for online professional networks;
- our ability to comply with increasing governmental regulation and other legal obligations related to privacy;
- our ability to adapt to changing technologies and social trends and preferences;
- our ability to attract and retain a sales and marketing team, management and other key personnel and the ability of that team to execute on the Company's business strategies and plans;
- our ability to obtain and maintain intellectual property protection for our intellectual property;
- the outcome of current or future litigation regarding our business, including intellectual property claims;
- general and economic business conditions; and
- legal and regulatory developments, including those affecting the market for services focused on the promotion of workplace diversity and other services we provide.

Additional factors, risks and uncertainties that may affect our results, are discussed in Item 1A. "*Risk Factors*" of this Annual Report beginning on page 13, and in our subsequent filings with the SEC. You should consider these factors, risks and uncertainties when evaluating any forward-looking statements and you should not place undue reliance on any forward-looking statement. Forward-looking statements represent our views as of the date of this Annual Report, and we undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date of this Annual Report.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and as such are not required to provide information under this item.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's consolidated financial statements required by this item are included on pages F-1 through F-27 of this Annual Report. See Item 15(a)(l) for a listing of financial statements provided.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, our management conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective on December 31, 2023, and during the period prior to and including the date of this report.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management's Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (principal executive officer), is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. We have designed our internal controls to provide reasonable assurance that our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), and include those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2023. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 *Internal Control — Integrated Framework.*

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal controls over financial reporting were effective as of the end of the period covered in this Annual Report on Form 10-K.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B - OTHER INFORMATION

(a) None.

(b) During the three months ended December 31, 2023, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements as defined in Item 408 of Regulation S-K.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of the description of our Code of Business Conduct and Ethics below, the information required by this item is incorporated herein by reference from the discussion under the headings "Directors and Director Compensation," "Corporate Governance," "Executive Officers" and "Other Matters—Delinquent Section 16(a) Reports" in our definitive Proxy Statement to be filed in connection with our 2024 Annual Meeting of Stockholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our corporate website at www.ipdnusa.com. Any amendment to, or waiver from, a provision of such code of ethics will be posted on our website. Information on the Company's website is not incorporated by reference herein.

ITEM 11 - EXECUTIVE COMPENSATION

Information regarding director and executive compensation is incorporated by reference from the discussion under the headings "Directors and Director Compensation" and "Executive Officers and Executive Compensation" in our definitive Proxy Statement to be filed in connection with our 2024 Annual Meeting of Stockholders.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain of the information required by this item is incorporated herein by reference from the discussion under the heading "Security Ownership of Certain Beneficial Holders and Management" in our definitive Proxy Statement to be filed in connection with our 2024 Annual Meeting of Stockholders.

Securities Authorized for Issuance under Equity Compensation Plans

On April 11, 2023, the Board of Directors adopted a new equity incentive plan, the Professional Diversity Network, Inc. 2023 Equity Compensation Plan (the "2023 Equity Compensation Plan"). The 2023 Equity Compensation Plan was approved by our stockholders on June 15, 2023. The 2023 Equity Compensation Plan supersedes and replaces the 2013 Plan, and no new awards will be granted under the 2013 Plan. The 2023 Equity Compensation Plan reserves 750,000 shares of common stock for issuance of awards to directors, officers, employees and qualifying consultants of the Company and its affiliates.

Any awards outstanding under the 2013 Equity Compensation Plan ("2013 Plan") remain subject to and will be paid under the 2013 Plan. No new awards will be issued under the 2013 Plan.

The following table provides information as of December 31, 2023, with respect to shares of our common stock that may be issued under our existing equity compensation plans:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted - average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
2013 Equity Compensation Plan (1)	28,063	$ 9.04	-
2023 Equity Compensation Plan (2)	110,488	-	553,330
Equity compensation plans not approved by our shareholders	-	-	-
Total	138,551	$ 9.04	553,330

(1) Includes outstanding stock options to purchase shares of our common stock pursuant to the Company's 2013 Equity Compensation Plan, as amended, as approved by our stockholders.

(2) Includes outstanding restricted stock awards pursuant to the Company's 2023 Equity Compensation Plan, as approved by our stockholders.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from the discussion under the headings "Certain Transactions and Business Relationships" and "Corporate Governance" in the 2023 Proxy Statement.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is Sassetti, LLC, Oak Brook, Illinois (Auditor Firm ID No. 29). The information required by this item is incorporated herein by reference from the discussion under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive Proxy Statement to be filed in connection with our 2024 Annual Meeting of Stockholders.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The consolidated financial statements and schedules listed in the accompanying Index to Financial Statements on page F-1 are filed as part of this report.

2. Financial Statement Schedules

The financial statement schedules have been omitted because they are not applicable or because the required information is given in the consolidated financial statements and notes thereto.

3. Exhibits

The exhibits listed on the Index to Exhibits (pages 41 through 42) are filed as part of this Annual Report.

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger among the Company, NAPW Merger Sub, Inc., NAPW, Inc. and Matthew B. Proman, dated as of July 11, 2014 (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on July 14, 2014).
2.2	Stock Purchase Agreement, dated as of August 12, 2016, by and between Professional Diversity Network, Inc. and Cosmic Forward Limited, including as Exhibit A the form of Stockholders' Agreement (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 15, 2016).
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended through October 17, 2016 (incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-3 filed with the SEC on October 18, 2021).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, dated January 3, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2023).
3.3	Second Amended and Restated Bylaws of the Company, as amended (incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the SEC on November 8, 2016).
4.1	Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of Amendment No. 12 to the Company's Registration Statement on Form S-1 (No. 333-181594), filed with the SEC on February 28, 2013).
4.2	Description of securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-260316), filed with the SEC on October 18, 2021).
10.1	Stockholders' Agreement, dated as of November 7, 2016, by and among Professional Diversity Network, Inc., Cosmic Forward Limited, Maoji (Michael) Wang, Jingbo Song, Yong Xiong Zheng and Nan Nan Kou (incorporated herein by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed with the SEC on November 8, 2016).
10.2#	Amended and Restated Professional Diversity Network, Inc. 2013 Equity Compensation Plan (incorporated herein by reference to Appendix A to the Company's proxy statement on Schedule 14A filed with the SEC on April 30, 2021).
10.3#	Professional Diversity Network, Inc. 2023 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2023).
10.4#	Employment Agreement between the Company and Adam He, dated as of July 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 24, 2023).
10.5#	Employment Agreement between the Company and Larry Aichler, dated as of August 26, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 30, 2021).
10.6	Stock Purchase Agreement dated September 27, 2022 between the Company and Koala Malta Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 30, 2022).
10.7	Shareholders' Agreement dated September 27, 2022, among the Company, Koala Malta Limited and Koala Crypto Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 30, 2022).
10.8	Charge over Shares dated September 27, 2022, relating to Koala Crypto Limited (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 30, 2022).
10.9	Guarantee and Indemnity dated September 27, 2022, by Koala Capital Limited (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed September 30, 2022).
10.10	Common Stock Purchase Agreement date June 30, 2023 between the Company and Tumim Stone Capital LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2023).
10.11	Stock Purchase Agreement date March 13, 2023 between the Company and Yiran Gu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2023).
10.12	Stock Purchase Agreement date December 10, 2023 between the Company and Cosmic Forward Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 14, 2023).
21*	List of Subsidiaries of the Company
23.1*	Consent of Sassetti, LLC.
24	Powers of Attorney (included on the signature page to this report)
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Professional Diversity Network, Inc. Policy for the Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

*   Filed herewith

\#   Denotes a management contract or compensation plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2024.

PROFESSIONAL DIVERSITY NETWORK, INC.

By: */s/ Xin (Adam) He*
Name: Xin (Adam) He
Title: Chief Executive Officer
         (Principal Executive Officer)

43

INDEX TO FINANCIAL STATEMENTS

F-1



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Professional Diversity Network, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Professional Diversity Network, Inc. (the Company) as of December 31, 2023, and 2022, and the related consolidated statements of operationsand comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses, has a significant accumulated deficit, and will need to raise additional funds to meet its obligations and the costs of its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Critical Audit Matter Description

As described in Note 5 to the consolidated financial statements, the Company derives its revenue from multiple sources, including recruitment services, contracted software development, and membership fees. Most contracts have one performance obligation and are recognized at a point in time contemporaneous when the service is performed or with the date of the event. The Company has other agreements for services that may stretch over longer periods of time or contain multiple performance obligations which are accounted for separately, if they are distinct that require further analysis to determine proper recognition.

How the Critical Audit Matter was Addressed in the Audit

To address this matter in our audit, we obtained an understanding of the design and implementation of internal controls as they relate to the revenue process, including the various revenue streams. Our audit procedures included, among others, reading the contract or sales order from the customer to identify the performance obligation(s), including any distinct performance obligations, and evaluating timing of revenue recognition for a sample of sales transactions. A sample of transactions from the billing system was traced to source data as well as cash receipts.

Sassetti LLC

We have served as the Company's auditor since 2022.

Oak Brook, Illinois

March 29, 2024

2107 Swift Drive Ste 210 • Oak Brook, IL 60523 • P 708.386.1433 • F 708.386.0139 • www.sassetti.com

Professional Diversity Network, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Current Assets:		
Cash and cash equivalents	$ 627,641	$ 1,236,771
Accounts receivable, net	1,134,067	1,318,217
Other receivables	50,000	350,000
Prepaid expense and other current assets	556,698	347,807
Current assets from discontinued operations	-	4,600
Total current assets	2,368,406	3,257,395
Property and equipment, net	42,043	35,341
Capitalized technology, net	186,103	64,499
Goodwill	1,417,753	1,274,785
Intangible assets, net	225,848	225,221
Right-of-use assets	298,485	365,324
Security deposits	66,340	66,340
Long-term restricted cash	184,055	-
Other assets	1,537,499	1,350,000
Long-term assets from discontinued operations	-	197,228
Total assets	$ 6,326,532	$ 6,836,133
Current Liabilities:		
Accounts payable	$ 524,854	$ 338,600
Accrued expenses	867,884	1,071,842
Deferred revenue	1,999,841	1,925,788
Lease liability, current portion	82,652	103,555
Current liabilities from discontinued operations	-	503,090
Total current liabilities	3,475,231	3,942,875
Lease liability, non-current portion	283,060	341,165
Other long-term liabilities	-	100,000
Deferred tax liability	-	143,069
Total liabilities	3,758,291	4,527,109
Commitments and contingencies	-	-
Stockholders' Equity		
Common stock, $0.01 par value; 45,000,000 shares authorized, 11,452,532 shares and 10,898,376 shares issued as of December 31, 2023 and 2022, and 11,452,008 and 10,367,431 shares outstanding as of December 31, 2023 and 2022	114,520	103,675
Additional paid in capital	102,873,474	101,728,600
Accumulated other comprehensive income	-	(10,986)
Accumulated deficit	(99,902,718)	(98,382,540)
Treasury stock, at cost; 524 and 530,945 shares at December 31, 2023 and 2022	(37,117)	(892,482)
Total Professional Diversity Network, Inc. stockholders' equity	3,048,159	2,546,267
Non-controlling interest	(479,918)	(237,243)
Total stockholders' equity	2,568,241	2,309,024
Total liabilities and stockholders' equity	$ 6,326,532	$ 6,836,133

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Professional Diversity Network, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended December 31,		
		2023		**2022**
Revenues:				
Membership fees and related services	$	530,745	$	639,271
Recruitment services		4,639,642		4,861,761
Contracted software development		2,437,352		2,645,619
Consumer advertising and marketing solutions		91,298		167,437
Total revenues		7,699,037		8,314,088
Costs and expenses:				
Cost of revenues		3,460,957		4,260,012
Sales and marketing		3,700,997		2,805,542
General and administrative		4,451,630		3,574,314
Depreciation and amortization		624,004		776,095
Total costs and expenses		12,237,588		11,415,963
Loss from continuing operations		(4,538,551)		(3,101,875)
Other income (expense)				
Interest and other income (expense), net		12,934		(3,652)
Other income (expense), net		12,934		(3,652)
Loss before income tax benefit		(4,525,617)		(3,105,527)
Income tax benefit		139,380		13,188
Loss from continuing operations, net of tax		(4,386,237)		(3,092,339)
Loss from discontinued operations		(28,428)		(65,055)
Net loss including non-controlling interests	$	(4,414,665)	$	(3,157,394)
Net loss attributable to non-controlling interests		103,366		554,672
Net loss attributable to Professional Diversity Network, Inc.		(4,311,299)		(2,602,722)
Other comprehensive loss, net of tax:				
Net loss attributable to Professional Diversity Network, Inc.	$	(4,311,299)	$	(2,602,722)
Foreign currency translation adjustment		(5,695)		(17,551)
Comprehensive loss	$	(4,316,994)	$	(2,620,273)
Basic and diluted loss per share:				
Continuing operations	$	(0.43)	$	(0.38)
Discontinued operations	$	(0.00)	$	(0.01)
Net loss per share	$	(0.43)	$	(0.39)
Weighted-average outstanding shares used in computing net loss per common share:				
Basic and diluted		10,621,522		8,195,282

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Professional Diversity Network, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Treasury Stock | | Accumulated Other Comprehensive Income (Loss) | Non-controlling Interest in Subsidiary | Total Stockholders' Equity |
	Shares	Amount			Shares	Amount			
Balance at December 31, 2021	8,033,627	$ 80,337	$ 98,520,509	$ (95,779,818)	524	$ (37,117)	$ 6,565	$ 317,429	$ 3,107,905
Sale of common stock	1,162,791	11,628	988,372	-	-	-	-	-	1,000,000
Issuance of common stock	1,003,252	10,032	1,739,968	-	-	-	-	-	1,750,000
Share-based compensation	167,761	1,678	479,751	-	-	-	-	-	481,429
Stock Buyback Plan	-	-	-	-	530,421	(855,365)	-	-	(855,365)
Translation adjustments	-	-	-	-	-	-	(17,551)	-	(17,551)
Net loss	-	-	-	(2,602,722)	-	-	-	(554,672)	(3,157,394)
Balance at December 31, 2022	10,367,431	$ 103,675	$ 101,728,600	$ (98,382,540)	530,945	$ (892,482)	$ (10,986)	$ (237,243)	$ 2,309,024
Sale of common stock	1,199,139	11,991	3,352,309	-	-	-	-	-	3,364,300
Commitment fee	176,200	1,762	748,238	-	-		-		750,000
Issuance of common stock	99,339	993	199,007	-	-	-	-	-	200,000
Share-based compensation	140,320	1,403	298,436	-	-	-	-	-	299,839
Stock Buyback Plan	(530,421)	(5,304)	(850,061)	-	(530,421)	855,365	-	-	-
Extinguishment of discontinued operations liabilities	-	-	(2,303,231)	2,791,121	-	-	16,681	-	504,571
Amortization of commitment fee	-	-	(187,500)	-	-	-	-	-	(187,500)
Investment in subsidiary	-	-	(112,324)	-	-	-	-	(139,309)	(251,633)
Translation adjustment	-	-	-	-	-	-	(5,695)		(5,695)
Net loss	-	-	-	(4,311,299)	-	-	-	(103,366)	(4,414,665)
Balance at December 31, 2023	11,452,008	$ 114,520	$ 102,873,474	$ (99,902,718)	524	$ (37,117)	$ -	$ (479,918)	$ 2,568,241

The accompanying notes are an integral part of these financial statements.

F-5

Professional Diversity Network, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Loss from continuing operations	$ (4,386,237)	$ (3,092,339)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities - continuing operations:		
Depreciation and amortization	624,004	776,095
Deferred income taxes	(143,069)	(19,291)
Noncash lease expense	91,386	91,387
Stock-based compensation expense	299,839	481,429
Litigation settlement reserve	-	(908,564)
Allowance for credit losses	(15,761)	(144,675)
Amortization of commitment funding	(187,500)	-
Extinguishment of discontinued operations liabilities	156,739	-
Reduction of merchant reserve	-	380,849
Changes in operating assets and liabilities, net of effects of discontinued operations:		
Accounts receivable	199,910	215,570
Prepaid expenses and other current assets	466,109	102,978
Accounts payable	186,253	90,005
Accrued expenses	(203,955)	101,991
Lease liability	(103,555)	(101,102)
Deferred revenue	6,352	(224,097)
Net cash used in operating activities - continuing operations	(3,009,485)	(2,249,764)
Net cash used in operating activities - discontinued operations	(17,443)	(1,534)
Net cash used in operating activities	**(3,026,928)**	**(2,251,298)**
Cash flows from investing activities:		
Costs incurred to develop technology	(181,111)	(45,195)
Purchases of property and equipment	(30,426)	(15,602)
Acquisition of Expo Experts	(400,000)	-
Additional Investment in nonontrolling subsidiary	(334,965)	-
Net cash used in investing activities - continuing operations	(946,502)	(60,797)
Net cash provided by investing activities - discontinued operations	-	-
Net cash used in investing activities	**(946,502)**	**(60,797)**
Cash flows from financing activities:		
Proceeds from the sale of common stock	3,364,300	1,000,000
Repurchases of common stock	-	(855,365)
Net cash provided by financing activities - continuing operations	3,364,300	144,635
Net cash provided by financing activities - discontinued operations	-	-
Net cash provided by financing activities	**3,364,300**	**144,635**
Effect of exchange rate fluctuations on cash and cash equivalents	-	1,534
Net (decrease) increase in cash and cash equivalents	(609,130)	(2,165,926)
Cash, cash equivalents, beginning of period	1,236,771	3,402,697
Cash and cash equivalents, end of period	**627,641**	**1,236,771**
Supplemental disclosures of other cash flow information:		
Non-cash stock issuance for commitment funding	$ 750,000	$ -
Non-cash stock issuance for acquisition of Expo Experts	$ 200,000	$ -
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Professional Diversity Network, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Professional Diversity Network, Inc. is both the operator of the Professional Diversity Network (the "Company," "we," "our," "us," "PDN Network," "PDN" or the "Professional Diversity Network") and a holding company for NAPW, Inc., a wholly-owned subsidiary of the Company and the operator of the National Association of Professional Women (the "NAPW Network" or "NAPW"). The PDN Network operates online professional networking communities with career resources specifically tailored to the needs of different diverse cultural groups including Women, Hispanic-Americans, African-Americans, Asian-Americans, persons with disabilities, Military Professionals, Lesbians, Gay, Bisexual, Transgender and Queer (LGBTQ+), and Students and Graduates seeking to transition from education to career. The networks' purposes, among others, are to assist its registered users in their efforts to connect with like-minded individuals, identify career opportunities within the network and connect with prospective employers. The Company's technology platform is integral to the operation of its business.

The NAPW Network is a networking organization for professional women, whereby its members can develop their professional networks, further their education and skills, and promote their business and career accomplishments. NAPW provides its members with opportunities to network and develop valuable business relationships with other professionals through its website, as well as at events hosted at its local chapters across the country.

RemoteMore USA is an innovative, global entity that provides remote-hiring marketplace services for developers and companies. Companies are connected with reliable, cost-efficient, vetted developers, and empower every developer to find a meaningful job regardless of their location.

2. Going Concern and Management's Plans

At December 31, 2023, the Company's principal sources of liquidity were its cash and cash equivalents and the net proceeds from the sale of common stock during the twelve months ended December 31, 2023.

The Company had an accumulated deficit of $99,902,718 on December 31, 2023. During the year ended December 31, 2023, the Company generated a net loss from continuing operations of approximately $$4,538,551 and used cash in continuing operations during the twelve months ended December 31, 2023, of $3,009,485. On December 31, 2023, the Company had a cash balance of $627,641. Total revenues during the year ended December 31, 2023, were $7,699,037 compared to total revenues of approximately $8,314,088 during the year ended December 31, 2022. The Company had a working capital deficit from continuing operations of approximately $1,107,000 and a working capital deficit from continuing operations of approximately $187,000 on December 31, 2023, and 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital through the issuance of common stock, issue capital in relation to our line of equity, and generate revenues. The consolidated financial information contained herein does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that its available cash on hand and cash flow from operations may be sufficient to meet our working capital requirements through the fiscal period ending December 31, 2024, however in order to accomplish our business plan objectives, the Company will need to continue its cost reduction efforts, increase revenues, raise capital through the issuance of common stock, issue capital in relation to its line of equity, or through a strategic merger or acquisition. There can be no assurances that our business plans and actions will be successful, that we will generate anticipated revenues, or that unforeseen circumstances will not require additional funding sources in the future or require an acceleration of plans to conserve liquidity. Future efforts to improve liquidity through the issuance of our common stock may not be successful, or if available, they may not be available on acceptable terms.

3. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future intervening events. Accordingly, the actual results could differ significantly from estimates.

Significant estimates underlying the consolidated financial statements include the fair value of acquired assets and liabilities associated with acquisitions; assessment of goodwill impairment, other intangible assets and long-lived assets for impairment; allowances for credit losses and assumptions related to the valuation allowances on deferred taxes, impact of applying the revised federal tax rates on deferred taxes, the valuation of stock-based compensation and the valuation of stock warrants.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and those subsidiaries where less than 50% is owned but consolidation is required. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers cash equivalents to include all short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Accounts Receivable and Allowance for Credit Losses - The Company's accounts receivable consists principally of uncollateralized amounts billed to customers. These receivables are generally due within 30 to 90 days of the period in which the corresponding sales occur and do not bear interest. They are recorded at net realizable value less an allowance for credit losses and are classified as account receivable, net on the consolidated balance sheets.

The Company adopted ASU 2016-13, Financial Instruments - Credit Losses, in the first quarter of fiscal 2023. This accounting standard requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Prior to the adoption of this accounting standard, the Company recorded incurred loss reserves against receivable balances based on current and historical information.

The Company considers both current conditions and reasonable and supportable forecasts of future conditions when evaluating expected credit losses for uncollectible receivable balances. In our determination of the allowance for credit losses, we pool receivables by days outstanding and apply an expected credit loss percentage to each pool. The expected credit loss percentage is determined using historical loss data adjusted for current conditions and forecasts of future economic conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

The Company is not party to any off-balance sheet arrangements that would require an allowance for credit losses in accordance with this accounting standard.

Allowance for Credit Losses

The following table summarizes the activity related to the Company's allowance for credit losses:

	December 31, 2023	December 31, 2022
Balance, beginning of period	$ 102,515	$ 247,190
Provision for credit losses	(15,761)	(144,675)
Write-offs	(20,228)	-
Balance, end of period	$ 66,526	$ 102,515

The numbers presented above relate solely to our portfolio of trade accounts receivable as no allowance for credit losses was recognized on other receivables as presented on our consolidated balance sheets.

Other Receivables – Other receivables represent amounts that are owed to the Company that are not considered trade receivables. The Company periodically reviews its other receivables for credit risk to determine whether an allowance is necessary and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023, the balance in other receivables as reported on the consolidated balance sheet was deemed collectible. In fiscal 2023, the Company received $300,000 related to the other receivables balance.

Property and Equipment - Property and equipment are stated at cost, including any cost to place the property into service, less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which currently range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. The cost of any assets sold or retired and related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting profit or loss is reflected in income or expense for the period. Depreciation expense for the years ended December 31, 2023, and 2022 was $12,723 and $9,012, respectively, and is recorded in depreciation and amortization expense in the accompanying consolidated statements of operations. Accumulated depreciation as of December 31, 2023, and 2022, was $27,303 and $14,580, respectively.

Lease Obligations - The Company leases office space under a non-cancelable operating lease that expires through September 2027. The Company's facility lease provides for periodic rent increases and may contain escalation clauses and renewal options. The Company's lease terms include options to extend the lease if they are reasonably certain of being exercised.

The Company recognizes operating lease expense on a straight-line basis over the lease term and variable lease payments are expensed as incurred. Lease costs are primarily recorded within SG&A expenses in the Company's consolidated statements of loss and comprehensive loss.

The Company determines if a contract contains a lease at lease inception. If the borrowing rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate ("IBR") based on information available at lease commencement including prevailing financial market conditions to determine the present value of future lease payments. The Company has elected the option to combine lease and non-lease components as a single component for the Company's entire population of lease assets.

Operating lease assets and lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives. The Company has elected not to apply the recognition requirements to short-term leases of 12 months or less and instead recognizes lease payments as expense on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Leased assets are presented net of accumulated amortization. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or liabilities; instead, these are expensed as incurred and recorded as variable lease expense.

Capitalized Technology Costs - In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, the Company capitalizes certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the software assets on a straight-line basis, generally not exceeding three years.

Business Combinations - ASC 805, Business Combinations ("ASC 805"), applies the acquisition method of accounting for business combinations to all acquisitions where the acquirer gains a controlling interest, regardless of whether consideration was exchanged. ASC 805 establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Accounting for acquisitions requires the Company to recognize, separately from goodwill, the assets acquired, and the liabilities assumed at their acquisition-date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition-date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the interim financial information. (See Note 4 – Business Combinations.)

Goodwill and Intangible Assets - The Company accounts for goodwill and intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. (See Note 4 – Business Combinations and Note 7 – Intangible Assets.)

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company considers its market capitalization and the carrying value of its assets and liabilities, including goodwill, when performing its goodwill impairment test.

When conducting its annual goodwill impairment assessment, the Company initially performs a qualitative evaluation of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, the Company then compares the fair value of the Company's reporting unit to its carrying or book value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of a reporting unit exceeds its fair value, the Company will measure any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Long-Term Restricted Cash – Long-term restricted cash of approximately $184,000 is related to a frozen Chinese bank account that had previously been included in long-term assets from discontinues operations (see Discontinued Operations below).

Contingent Liabilities – Our determination of the treatment of contingent liabilities in the consolidated financial statements is based on our view of the expected outcome of the applicable contingency. In the ordinary course of business, we consult with legal counsel on matters related to litigation and other experts both within and outside our Company. We accrue a liability if the likelihood of an adverse outcome is probable and the amount of loss is reasonably estimable. We disclose the matter, but do not accrue a liability if the likelihood of an adverse outcome is reasonably possible and an estimate of loss is not determinable. Legal and other costs incurred in conjunction with loss contingencies are expensed as incurred.

Treasury Stock – Treasury stock is recorded at cost as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

Revenue Recognition – Revenue is recognized when all of the following conditions exist: (1) persuasive evidence of an arrangement exists, (2) services are performed, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. (See Note 5 – Revenue Recognition.)

Deferred revenue includes customer payments, which are received prior to performing services and revenues are recognized as benefits are provided to the customer. Annual membership fees collected at the time of enrollment are recognized as revenue ratably over the membership period, which are typically for a 12-month membership period.

Discontinued Operations

China Operations

In March 2020, our Board of Directors decided to suspend all operations in China. The Company previously disclosed in its Form 10-K for the year ending December 31, 2019 (the "2019 10-K") and subsequent filings, that the assets of PDN China were frozen by Chinese local authorities in November 2019 in connection with the criminal investigation of alleged illegal public fund raising by Gatewang Group (the "Gatewang Case"), a separate company organized under the laws of the People's Republic of China ("Gatewang"), with which Mr. Maoji (Michael) Wang, the former Chairman and CEO of the Company was affiliated. A subsequent investigation led by a special committee of the Board concluded that it did not find any evidence that the Company or PDN China has engaged in the criminal activity of illegal fund-raising as alleged against Gatewang. The Company subsequently discontinued all of its operations in China.

In December 2023, Management determined that there will be no further activity related to the operations in China and as a result, eliminated all balance sheet accounts in the consolidated balance sheets for the fiscal year ending December 31, 2023. This included the extinguishment of contract debt as allowed under Chinese business law that all aged liabilities with no claims beyond a certain time limit were no longer collectible by the counterparty and as such, management removed these liabilities from the balance sheet. Concurrently, remaining current assets were also written off. The results for operations of China are presented in the consolidated statements of operations and comprehensive loss as loss from discontinued operations. The Company has a bank account with approximately $184,000 that is currently in a frozen state due to the litigation related to the Company's former CEO. The Company had petitioned the Chinese courts in 2020 to return the funds to PDN, however at that time, the courts had determined that they did not have the appropriate time to review PDN's request. Three years have elapsed and there has been no further activity on the case or notification to PDN regarding the bank account and related funds within. On December 31, 2023, the amount is included in the consolidated balance sheets as long-term restricted cash. In fiscal 2024, the Company will re-engage its petition to the Chinese courts for the return of its funds.

As a result of the write-off of accounts related to the discontinued operations, the Company reflected a a change in its net stockholders' equity balance of approximately $505,000.

All historical operating results for the Company's China operations are included in loss from discontinued operations, net of tax, in the accompanying consolidated statement of operations and comprehensive loss. For the year ended December 31, 2023, loss from discontinued operations was approximately $28,000 compared to a loss from discontinued operations of approximately $65,000 for the year ended December 31, 2022.

Operating Results of Discontinued Operations

The following table represents the components of operating results from discontinued operations, net of intercompany eliminations, as presented in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, and 2022:

	Year Ended December 31,	
	2023	2022
Revenues	$ -	$ -
General and administrative	28,428	64,944
Non-operating (expense) income	-	111
Loss from discontinued operations before income tax	(28,428)	(65,055)
Income tax expense	-	-
Net loss from discontinued operations	$ (28,428)	$ (65,055)

F-11

Advertising and Marketing Expenses – Advertising and marketing expenses are expensed as incurred or the first time the advertising takes place. The production costs of advertising are expensed the first time the advertising takes place. For the years ended December 31, 2023, and 2022, the Company incurred advertising and marketing expenses of $1,130,262 and $1,105,868. These amounts are included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash with high credit quality institutions. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on the account.

Income Taxes - The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740-20 and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential income tax examinations by Federal or state tax authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. Management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Tax years that remain open for assessment for Federal and state tax purposes include the years ended December 31, 2019 through 2022.

The Company's policy for recording interest and penalties associated with audits is to record such expenses as a component of income tax expense. There were no amounts accrued for penalties or interest as of December 31, 2023.

Fair Value of Financial Assets and Liabilities - Financial instruments, including cash and cash equivalents, short-term investments and accounts payable, are carried at cost. Management believes that the recorded amounts approximate fair value due to the short-term nature of these instruments.

Net Loss per Share - The Company computes basic net loss per share by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the "treasury stock" and/or "if converted" methods as applicable. The computation of basic net loss per share for the years ended December 31, 2023, and 2022, excludes the potentially dilutive securities summarized in the table below because their inclusion would be anti-dilutive.

	As of December 31,	
	2023	**2022**
Stock options	28,063	23,063
Unvested restricted stock	70,488	69,114
Total dilutive securities	98,551	92,177

F-12

Reclassifications - Certain prior year amounts in the Consolidated Statements of Operations and Comprehensive Loss have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities that are smaller reporting companies under SEC rules, the amendments in this update are effective for fiscal years beginning after January 2023, including interim periods within those fiscal years. The Company adopted this new guidance in the first quarter of fiscal year 2023 and it is reflected on its financial position, results of operations, statement of comprehensive loss, and cash flows.

4. Business Combinations

RemoteMore USA, Inc.

On September 20, 2021, the Company acquired a 45.62% interest in RemoteMore, a software developer recruiting company, for an estimated total purchase price of $1,363,333, paying $863,333 in cash and $500,000 to be paid within one year of the acquisition date, or until certain factors of the agreement were met.

In February 2022, in connection with the September 2021 acquisition of the 45.62% interest in RemoteMore, and as a component of the aforementioned $500,000 still to be paid, the Company issued 139,860 shares of its common stock, with a value of $400,000, to the co-founders of RemoteMore. In January 2023, the Company exercised its option to purchase an additional 20% interest in RemoteMore at a purchase price of $116,667.

In May 2023, the Company acquired an additional 7% interest in RemoteMore for approximately $235,000. The acquisition interest and price were based on the original valuation of RemoteMore in September 2021. This acquisition increased the Company's interest in RemoteMore to 72.62%.

Expo Experts, LLC

In January 2023, the Company purchased the assets and operations of Expo Experts, LLC ("Expo Experts"), an Ohio limited liability company, for a total consideration of $600,000 funded by the payment of $400,000 in cash and the issuance of restricted shares of PDN common stock valued at $200,000 based on the volume weighted-average price as of twenty (20) days prior to the closing date. Expo Experts specializes in producing premier face-to-face and virtual recruiting events for Engineering, Technology and Security Clearance positions, as well as being designed to attract diverse candidates who may also have STEM-based backgrounds.

The purchase price allocation as of the date of the acquisition was based on a detailed analysis of the fair value of assets acquired. No liabilities were assumed other than the deferred revenue amount listed below. The major classes of assets and liabilities to which we have allocated the purchase price were as follows:

Goodwill	$	126,301
Intangible assets		541,400
Deferred revenues		(67,701)
	$	600,000

The goodwill recognized in connection with the acquisition is primarily attributable to anticipated synergies from future revenue growth through cross selling of PDN and Expo Experts products, and is expected to be deductible for tax purposes.

Intangible assets purchased in connection with the acquisition primarily represent specific events acquired which are expected to create revenue throughout fiscal 2023 and are reflected in the Company's consolidated balance sheets at gross amounts, net of accumulated amortization (see Note 7 – Intangible Assets).

Expo Experts' accounts and operations have been reflected in the PDN Network for segment reporting purposes (see Note 15 - Segment Information).

5. Revenue Recognition

The Company recognizes revenue under the core principle of ASC 606 – Revenue from Contracts with Customers ("ASC 606"), to depict the transfer of control to its customers in an amount reflecting the consideration to which it expects to be entitled. In order to achieve that core principle, the Company has applied the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company's contracts with customers may provide for multiple promised goods and services. The Company typically analyzes the contract and identifies the performance obligations by evaluating whether the promised goods and services are capable of being distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined. The next step after identifying the performance obligations is determining the transaction price, which includes the impact of variable consideration, based on contractually fixed amounts and an estimation of variable consideration. The Company allocates the transaction price to each performance obligation based on relative stand-alone selling price. Judgment is exercised to determine the stand-alone selling price of each distinct performance obligation. The Company estimates the standalone selling price by reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract. In general, transaction price is determined by estimating the fixed amount of consideration to which we are entitled for transfer of goods and services and all relevant sources and components of variable consideration. Revenues are generally recognized when control of the promised goods or services is transferred to their customers either at a point in time or over time, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services.

Many of the Company's contracts have one performance obligation and all consideration is allocated to that performance obligation and recognized at a point in time contemporaneous when the service is performed or with the date of the event.

Payment is typically due in full, at net 30, from the moment control of the goods or services have begun to transfer, unless both parties have negotiated an installment-based payment arrangement through the term of the contract. The Company may have contracts where there is an extended timing difference between payment and the time when control of the goods or services is transferred, or has begun transferring, to the customer.

Nature of Goods and Services

The following is a description of principal activities from which the Company generates its revenue:

Recruitment Services

The Company's recruitment services revenue is derived from the Company's agreements through single and multiple job postings, recruitment media, talent recruitment communities, basic and premier corporate memberships, hiring campaign marketing and advertising, e-newsletter marketing and research and outreach services. Recruitment revenue includes revenue recognized from direct sales to customers for recruitment services and events, as well as revenue from the Company's direct e-commerce sales. Direct sales to customers are most typically a twelve-month contract for services and as such the revenue for each contract is recognized ratably over its twelve-month term. Event revenue is recognized in the period that the event takes place and e-commerce sales are for sixty-to-ninety-day job postings and the revenue from those sales are recognized when the service is provided. The Company's recruitment services mainly consist of the following products:

● On-line job postings to our diversity sites and to our broader network of websites including the National Association for the Advancement of Colored People, National Urban League, Kappa Alpha Psi, Phi Beta Sigma and many other partner organizations;

● OFCCP job promotion and recordation services;

● Diversity job fairs, both in person and virtual fairs;

● Diversity recruitment job advertising services; and

● Diversity executive staffing services.

F-14

Membership Fees and Related Services

Membership fees of longer than one month are collected up-front and member benefits become available immediately; however, those benefits must remain available over the 12-month membership period. At the time of enrollment, membership fees are recorded as deferred revenue and are recognized as revenue ratably over the 12-month membership period. Members who are enrolled in this plan may cancel their membership in the program at any time and receive a partial refund (amount remaining in deferred revenue) or due to consumer protection legislation, a full refund based on the policies of the member's credit card company.

Monthly membership revenues are recognized in the same month fees are collected.

Revenue from related membership services is derived from fees for development and set-up of a member's personal on-line profile and/or press release announcements. Fees related to these services are recognized as revenue at the time the on-line profile is complete and press release is distributed.

Products offered to members relate to custom made plaques. Product sales are recognized as deferred revenue at the time the initial order is placed. Revenue is then recognized at the time these products are shipped. The Company's shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Contracted Software Development

Revenues for RemoteMore are generated from providing customized software solutions to customers and are recognized in the period work is performed.

Consumer Advertising and Marketing Solutions

The Company provides career opportunity services to its various partner organizations through advertising and job postings on their websites. The Company works with its partners to develop customized websites and job boards where the partners can generate advertising, job postings and career services to their members, students and alumni. Consumer advertising and marketing solutions revenue is recognized as jobs are posted to their hosted sites.

Revenue Concentration

The Company, in alliance with another company, partners to sell two recruitment services products. This alliance member builds, hosts, and manages the Company's job boards and website. This alliance member also bills customers, collects fees, and provides customer services. For the year ended December 31, 2023, and 2022, the Company recorded approximately 8.1% and 11.4% of its recruitment services revenue from this alliance sales relationship, respectively.

Disaggregation of revenue

Revenue is disaggregated by product line and timing of transfer of products and services (see Note 15 - Segment Information).

Contract Balances

The Company's rights to consideration for work completed, but not billed at the reporting date, is classified as a receivable, as it has an unconditional right to payment or only conditional for the passage of time. The Company has no recorded contract assets as of December 31, 2023, and 2022.

Consideration received in advance from customers is recorded as a contract liability, if a contract exists under ASC 606, until services are delivered, or obligations are met and revenue is earned. Contract liability represents the excess of amounts invoiced over amounts recognized as revenues. Contract liabilities to be recognized in the succeeding twelve-month period are classified as current contract liabilities and the remaining amounts, if any, are classified as non-current contract liabilities. Contract liabilities of $1,999,841 and $1,925,788 are included in current deferred revenues, on the consolidated balance sheets as of December 31, 2023 and December 31, 2022.

For the years ended December 31, 2023 and 2022, we recognized revenue associated with contract liabilities that were included in the contract liabilities balance at the beginning of the period as follows:

	December 31, 2023		December 31, 2022
Balance, beginning of period	$ 1,925,788	$	2,149,885
Recognized revenue associated with contract liabilities	(4,977,909)		(4,776,792)
Amounts collected or invoiced	5,051,962		4,552,695
Balance, end of period	$ 1,999,841	$	1,925,788

Deferred revenue includes customer payments which are received prior to performing services and revenues are recognized upon the completion of these services. Annual membership fees collected at the time of enrollment are recognized as revenue ratably over the membership period, which are typically for a 12-month membership period.

Transaction price allocated to the remaining performance obligations

The Company applies the optional exemptions and does not disclose: a) information about remaining performance obligations that have an original expected duration of one year or less or b) transaction price allocated to unsatisfied performance obligations for which variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with the series guidance.

The typical duration of all event related and other contracts is one year or less and, as a result, the Company applies the optional exemptions and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

6. Capitalized Technology

Capitalized Technology, net is as follows:

	December 31,		
	2023		2022
Capitalized cost:			
Balance, beginning of period	$ 64,499	$	43,038
Additional capitalized cost	181,111		45,196
Provision for amortization	(59,507)		(23,735)
Balance, end of period	$ 186,103	$	64,499

Amortization expense related to capitalized technology of $59,507 and $23,735 for the years ended December 31, 2023, and 2022, respectively, is recorded in depreciation and amortization expense in the accompanying consolidated statements of operations.

7. Intangible Assets

Intangible assets, net is as follows:

December 31, 2023	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Long-lived intangible assets:				
Sales Process	10	$ 2,130,956	$ (2,073,800)	$ 57,156
Paid Member Relationships	5	803,472	(803,472)	-
Member Lists	5	8,186,181	(8,119,514)	66,667
Developed Technology	3	648,000	(648,000)	-
Trade Name/Trademarks	4	442,500	(441,875)	625
Contracts acquired in RemoteMore acquisition (months)	3 - 12	1,377,083	(1,377,083)	-
		13,588,192	(13,463,744)	124,448
Indefinite-lived intangible assets:				
Trade name				101,400
Intangible assets, net				$ 225,848

December 31, 2022	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Long-lived intangible assets:				
Sales Process	10	$ 2,130,956	$ (1,997,593)	$ 133,363
Paid Member Relationships	5	803,472	(803,472)	-
Member Lists	5	8,086,181	(8,086,181)	-
Developed Technology	3	648,000	(648,000)	-
Trade Name/Trademarks	4	442,500	(441,042)	1,458
Contracts acquired in RemoteMore acquisition (months)	3 - 12	935,683	(935,683)	-
		13,046,792	(12,911,971)	134,821
Indefinite-lived intangible assets:				
Trade name				90,400
Intangible assets, net				$ 225,221

Future annual estimated amortization expense is summarized as follows:

Year ended December 31,		
2024	$	91,115
2025		33,333
Net Carrying Amount	$	124,448

Amortization expense related to intangible assets of $551,774 and $743,349 for the years ended December 31, 2023, and 2022, respectively, is recorded in depreciation and amortization expense in the accompanying consolidated statements of operations.

8. Long-term Investments

On September 27, 2022, the Company entered into a Stock Purchase Agreement (the "SPA") with Koala Malta Limited, a private limited liability company registered under the laws of Malta (the "Seller").

Upon the execution of the SPA, the Company purchased 65,700 issued ordinary shares of Koala Crypto Limited ("KCL") from Seller, representing 9 percent of the total issued share capital of KCL, and in exchange, the Company issued 863,392 shares of its common stock to Seller in a private placement (the "Consideration Shares"). The Consideration Shares were valued at $1,350,000 in the aggregate based on the volume weighted average price of the common stock of the Company for the 20 trading days immediately prior to the date of the SPA. The shares of KCL are recorded in the consolidated balance sheet as other assets.

Upon execution of the SPA, the Company, the Seller and KCL also entered into a Shareholders' Agreement. The Shareholders' Agreement imposes certain transfer restrictions on the Seller and the Company as shareholders of KCL, provides for certain governance and approval rights among the parties, and gives the Company a put option with respect to its investment in KCL in the event of a change of control of the Seller. At the same time, Alan Tak Wai Yau, an individual and the majority shareholder of Koala Capital Limited, which is the parent company of the Seller ("Koala Capital"), provided the Company with a share charge over 15 percent of the issued share capital of Koala Capital (the "Share Charge") and Koala Capital provided the Company with a guaranty and indemnity (the "Guarantee"), which Share Charge and Guarantee were granted as security for a number of the Seller's obligations as set forth therein including obtaining the lifting of the voluntary suspension of KCL's virtual financial assets license by the Malta Financial Services Authority ("MFSA"). Koala Capital has submitted and responded to all queries raised by the MFSA, and the authorization/supervision unit that was currently reviewing its application has given its initial approval to move on to the next steps in the process and testing is in its final stages.

9. Accrued Liabilities

As of December 31, 2023, and 2022, accrued liabilities consisted of the following:

		Ended December 31,		
		2023		**2022**
Litigation reserve	$	450,000	$	450,000
Contractor expenses		170,733		247,909
Illinois franchise tax		100,800		100,800
Accrued payroll		88,153		83,514
Accrued legal fees		-		15,000
Accrued Board of Director fees		19,500		50,112
Accrued revenue sharing agreements		18,658		83,832
Other		20,040		40,675
Total accrued liabilities	$	867,884	$	1,071,842

10. Commitments and Contingencies

Lease Obligations

The Company leases its corporate headquarters. The office lease is for 4,902 square feet of office space and the lease term is for 84 months, commencing on October 1, 2020. The Company made approximately $104,000 and $101,000 of cash payments for lease expenses related to the office space for the years ended December 31, 2023, and 2022. The weighted average remaining lease term for the years ended December 31, 2023, and 2022, are 3.75 years and 4.75 years. The weighted average discount rate for operating leases for the years ended December 31, 2023, and 2022, is 6.0%

As of December 31, 2023, the aggregate future lease payments under all operating leases are as follows:

rdg_022_FutLseOblig1CY

		Operating
2024	$	106,006
2025		108,457
2026		110,908
2027		84,560
Total lease payments		409,931
Less: present value discount		44,219
Present value of lease liabilities	$	365,712

As of December 31, 2023, and 2022, right of use assets were $298,485 and $365,324, and related lease obligations remaining, related to the Company's office lease, were $365,712 and $444,720, as recorded on the Company's consolidated balance sheets.

Other - PDN China's bank account with a balance of approximately $184,000, at December 31, 2023, was frozen by Chinese Government due to the Gatewang Case. The Company has classified this entire cash balance as long-term restricted cash presented on the consolidated balance sheets (see Note 3 - Summary of Significant Accounting Policies – Discontinued Operations).

Legal Proceedings

On June 7, 2022, the Company settled a lawsuit whereby NAPW Inc., a wholly-owned subsidiary of the Company, was named as a defendant in a Nassau County (NY) Supreme Court case [NAPW Case index No. LT 000421/2018; NAPW's former Garden City, NY, office], and whereby TL Franklin Avenue Plaza LLC had sued and obtained a judgment against NAPW in the amount of $855,002, plus accrued interest through the settlement date. The settlement was for a cash payment of $70,000 to be made to the plaintiff, resulting in the reduction of the Company's reserve and a one-time, non-cash gain to the Company of $908,564 reflected in the Company's consolidated financial statements. A stipulation for settlement was filed with the court on June 7, 2022, and the lawsuit was effectively terminated with prejudice upon such filing.

The Company and its wholly owned subsidiary, NAPW, Inc., are parties to a proceeding captioned Deborah Bayne, et al. vs. NAPW, Inc. and Professional Diversity Network, Inc., No. 18-cv-3591 (E.D.N.Y.), filed on June 20, 2018, and alleging violations of the Fair Labor Standards Act and certain provisions of the New York Labor Law. The class is defined as "all individuals employed in New York from June 20, 2012 through October 15, 2021 by NAPW and PDN to sell memberships to the women's networking organization known as the National Association of Professional Women and the International Association of Women," excluding corporate officers, shareholders, directors and administrative employees. As it stands, the class currently consists of 164 putative class members and 60 opt-in plaintiffs.

The complaint alleges that NAPW (and PDN in its capacity as an alleged joint employer) violated similar provisions of the FLSA and the NYLL by (i) failing to pay overtime wages as required by both the FLSA and the NYLL, (ii) failing to provide accurate wage statements under the NYLL, and (iii) willfully violating both of those statutes. The Court, in an order issued on March 25, 2024, granted summary judgment against NAPW on the claims related to willful failure to pay overtime wages. The Court dismissed, without prejudice, claims based on failure to provide accurate wage statements under the NYLL based on lack of subject matter jurisdiction. The Court found that questions of fact remain as to whether PDN was a joint employer with NAPW. Damages remain unsettled particularly in light of the Court's dismissal of the Plaintiff's claims related to failure to provide accurate wage statements. During the first quarter of 2020, the Company recorded a $450,000 litigation settlement reserve in the event of an unfavorable outcome in this proceeding. While the Plaintiff seeks damages substantially in excess of this reserve (including unpaid overtime, liquidated damages and penalties), NAPW and PDN continue to adamantly dispute the amount of damages claimed.

General Legal Matters

From time-to-time, the Company is involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

11. CFL Transaction

On August 12, 2016, the Company entered into a stock purchase agreement (the "Purchase Agreement"), with CFL, a Republic of Seychelles company wholly-owned by a group of Chinese investors. Pursuant to the Purchase Agreement, the Company agreed to issue and sell to CFL, and CFL agreed to purchase, upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), such that CFL would hold shares of Common Stock equal to approximately 51% of the outstanding shares of Common Stock, determined on a fully-diluted basis, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement.

At the closing of the CFL Transaction, the Company entered into a Stockholders' Agreement, dated November 7, 2016 (the "Stockholders' Agreement") with CFL and each of its shareholders: Maoji (Michael) Wang, Jingbo Song, Yong Xiong Zheng and Nan Kou (the "CFL Shareholders"). The Stockholders' Agreement sets forth the agreement of the Company, CFL and the CFL Shareholders relating to board representation rights, transfer restrictions, standstill provisions, voting, registration rights and other matters following the closing of the Share Issuance and Sale.

On September 22, 2021, the Company entered into a stock purchase agreement with CFL, in which the Company sold 474,384 shares of its common stock at a price per share of $2.10 for gross proceeds of approximately $1,000,000. On October 30, 2021, CFL entered into a transfer stock agreement with a former shareholder of the Company to purchase an additional 375,869 shares of its common stock.

In December 2023, we entered into a stock purchase agreement with CFL, in which we sold 122,670 shares of our common stock at a price per share of $1.63 for gross proceeds of approximately $200,000.

As of December 31, 2023, CFL beneficially held 2,692,271 shares of the Company's outstanding Common Stock equal to approximately 23.5% of the outstanding class.

12. Stockholders' Equity

As previously disclosed in a Report on Form 8-K filed on November 28, 2022, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split (the "Reverse Stock Split") of the Company's common stock, par value $0.01 per share (the "Common Stock"), between the range of 1.5 to 1 and 5 to 1 at the direction of the management (the "Split Ratio"), depending upon which exact ratio is deemed necessary and desirable to achieve a minimum share price of at least $1.00 per share in the market trading price of the Common Stock. On January 3, 2023, the board of directors of the Company (the "Board") adopted resolutions by unanimous written consent, pursuant to which the Board determined that it is advisable and in the best interests of the Company to fix the Split Ratio at 2 to 1. As a result of the effected Reverse Stock Split, all shares of common stock that were held by the Company as treasury shares related to the Company's share repurchase plan were retired in accordance with Section 243 of the Delaware General Corporation Law, immediately prior to the effectiveness of the Reverse Stock Split, and such shares resumed the status of authorized and unissued shares of Common Stock.

Preferred Stock – The Company has no preferred stock issued. The Company's amended and restated certificate of incorporation and amended and restated bylaws include provisions that allow the Company's Board of Directors to issue, without further action by the stockholders, up to 1,000,000 shares of undesignated preferred stock.

Common Stock – The Company has one class of common stock outstanding with a total number of shares authorized of 45,000,000. As of December 31, 2023, the Company had 11,452,008 shares of common stock issued.

In February 2022, in connection with the September 2021 acquisition of the 45.62% interest in RemoteMore USA, Inc., and as a component of the $500,000 to be paid within one year, the Company issued 139,860 shares of its common stock, with a value of $400,000, to the co-founders of RemoteMore (see Note 4 – Business Combinations).

In September 2022, in connection with the acquisition of a 9% interest in Koala Crypto Limited the Company issued 863,392 shares of its common stock to Seller in a private placement (the "Consideration Shares"). The Consideration Shares were valued at $1,350,000 (see Note 8 – Long-term Investments).

In December 2022, the Company entered into a stock purchase agreement with Ms. Hongjun Chen, in which the Company sold 1,162,791 shares of its common stock at a price per share of $0.86 for gross proceeds of approximately $1,000,000.

In January 2023, in connection with the acquisition of Expo Experts, the Company issued 99,339 shares of its common stock, with a value of $200,000, to the co-founders of Expo Experts (see Note 4 – Business Combinations).

In March 2023, the Company entered into a stock purchase agreement with Ms. Yiran Gu, a former investor of the Company and a citizen of the People's Republic of China, in connection with the purchase by Ms. Gu of 333,181 shares of common stock of the Company at a price of approximately $2.10 per share for aggregate gross proceeds of $700,000.

In June 2023, the Company entered into a stock purchase agreement with Tumim Stone Capital LLC ("Investor"). Under the terms and subject to the conditions of the stock purchase agreement, the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, up to $12,775,000 worth of newly issued shares (the "Purchase Shares") of the Company's common stock, subject to certain limitations and the satisfaction (or, where permissible, the waiver) of the conditions set forth in the stock purchase agreement. Pursuant to the stock purchase agreement, the Company issued and sold 469,925 Purchase Shares (the "Initial Purchase Shares") to the Investor, at a price of $4.256 per share (representing the average official closing price of the Common Stock on The Nasdaq Capital Market for the five consecutive trading days ending on the trading day immediately prior to the date of the stock purchase agreement), for aggregate gross proceeds to the Company of $2,000,000, in an initial purchase. Pursuant to the terms of the stock purchase agreement, as consideration for the Investor's commitment to purchase shares of common stock at the Company's direction from time to time, upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement, upon execution of the stock purchase agreement on June 30, 2023, the Company also issued to the Investor 176,222 shares of common stock (the "Commitment Shares"), valued at $4.256 per share (the same per share value as each Initial Purchase Share sold to the Investor in the Initial Purchase), or a total aggregate value equal to $750,000 for the Commitment Shares.

In December 2023, the Company issued multiple purchase notices to the Investor under the stock purchase agreement, through which we sold a combined 273,341 shares of our common stock at an average price of $1.70 for aggregated gross proceeds of approximately $464,300.

In December 2023, the Company entered into a stock purchase agreement with CFL, in which we sold 122,670 shares of our common stock at a price per share of $1.63 for gross proceeds of approximately $200,000.

Total shares issued during fiscal year 2023 were as follows:

	Common Stock				Additional Paid -in Capital		Total Cash Received from Stock Issuances ($)
	Shares		Amount				
Co-founders of Expo Experts	99,339	$	993	$	199,007	$	-
Tumim Stone Capital LLC	919,488		9,194		3,205,106		2,464,300
Ms. Yiran Gu	333,181		3,332		696,668		700,000
Cosmic Forward Limited	122,670		1,227		198,773		200,000
Vesting of grants to Board of Directors*	54,140		541		(541)		-
Grants to management/employees*	86,180		862		(862)		-
Total	1,614,998	$	16,149	$	4,298,151	$	3,364,300

*   see Note 13 – Stock-Based Compensation – *Restricted Stock*

Stock Buyback Plan – The Company has a share repurchase program ("Stock Buyback Plan") under which it is authorized to purchase up to $2.0 million of its outstanding common shares. The timing and amount of any shares repurchased under the Stock Buyback Plan will depend on a variety of factors, including price, corporate and regulatory requirements, capital availability and other market conditions. The Stock Purchase Plan may be suspended or discontinued at any time without prior notice. Repurchases may also be made under a plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. Any repurchased shares will be available for use in connection with its stock plans and for other corporate purposes. No shares have been or will be knowingly purchased from Company insiders or their affiliates. From inception of the Stock Buyback Plan through December 20, 2022, the Company purchased 530,421 shares of its common shares, for a total of approximately $855,000 at an average cost of approximately $1.62 per share (excluding commissions). Transactions occurred in open-market purchases and pursuant to a trading plan under Rule 10b5-1. As of December 20, 2022, the Company suspended the Stock Buyback Plan.

13. Stock-Based Compensation

Equity Incentive Plans – The Company's 2013 Equity Compensation Plan (the "2013 Plan") was adopted for the purpose of providing equity incentives to employees, officers, directors and consultants including options, restricted stock, restricted stock units, stock appreciation rights, other equity awards, annual incentive awards and dividend equivalents. Through a series of amendments to the 2013 Plan, the total number of authorized shares available for issuance of common stock under the Plan was 750,000 shares.

On April 11, 2023, the Board of Directors adopted a new equity incentive plan, the Professional Diversity Network, Inc. 2023 Equity Compensation Plan (the "2023 Equity Compensation Plan"). The 2023 Equity Compensation Plan was approved by the Company's stockholders on June 15, 2023. The 2023 Equity Compensation Plan supersedes and replaces the 2013 Plan, and no new awards will be granted under the 2013 Plan. Any awards outstanding under the 2013 Plan remain subject to and will be paid under the 2013 Plan. The 2023 Equity Compensation Plan reserves 750,000 shares of common stock for issuance of awards to directors, officers, employees and qualifying consultants of the Company and its affiliates.

Stock Options

The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model. The valuation determined by the Black-Scholes pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The risk-free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated average of the life of options using the simplified method, and forfeitures are estimated on the date of grant based on certain historical data. The Company utilizes the simplified method to determine the expected life of its options due to insufficient exercise activity during recent years as a basis from which to estimate future exercise patterns. The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes the Company's stock option activity for the years ended December 31, 2023, and 2022:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)		Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2023	33,063	$	9.04	6.8	$	-
Granted	-		-			
Exercised	-		-			
Forfeited	-		-			
Outstanding - December 31, 2023	33,063	$	9.04	5.7	$	-
Exercisable at December 31, 2023	28,063	$	9.91	5.5	$	-

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)		Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2022	33,063	$	9.04	7.8	$	10.80
Granted	-		-			
Exercised	-		-			
Forfeited	-		-			
Outstanding - December 31, 2022	33,063	$	9.04	6.8	$	-
Exercisable at December 31, 2022	23,063	$	11.14	6.0	$	-

There were no stock options granted in fiscal 2023 or 2022.

The Company recorded non-cash stock-based compensation expense of approximately $10,850 and $10,850 as a component of general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2023, and 2022, pertaining to stock options awards.

Total unrecognized stock-based compensation expense related to unvested stock options at December 31, 2023 was approximately $5,000 and is expected to be recognized through the second quarter of 2024.

Warrants

As of December 31, 2023, and 2022, there were no warrants outstanding and exercisable.

Restricted Stock

A summary of restricted stock activity for the years ended December 31, 2023, and 2022 is as follows:

	Number of Shares
Outstanding - January 1, 2022	79,763
Granted	170,937
Forfeited	(13,823)
Vested	(167,763)
Outstanding - December 31, 2022	69,114
Granted	117,334
Forfeited	(13,823)
Vested	(55,291)
Outstanding - December 31, 2023	117,334

During the year ended December 31, 2023 the Company granted 30,490 restricted stock units ("RSUs") to non-employee directors as partial compensation for their service as a director. The aggregate grant date fair value of the combined awards amounted to approximately $125,000. The RSU award to the Board member fully vests on the one-year anniversary after the date of grant. The Company also granted 86,180 RSUs to certain officers and managers with immediate vesting. The aggregate grant date fair value of the combined awards amounted to approximately $193,099.

During the year ended December 31, 2022 the Company granted 69,114 restricted stock units ("RSUs") to non-employee directors as partial compensation for their service as a director. The aggregate grant date fair value of the combined awards amounted to approximately $125,000. The RSU award to the Board member fully vests on the one-year anniversary after the date of grant. The Company also granted 88,000 RSUs to certain officers and managers with immediate vesting. The aggregate grant date fair value of the combined awards amounted to approximately $284,156.

The Company recorded non-cash stock-based compensation expense of approximately $300,000 and $481,000 as a component of general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2023, and 2022, respectively, pertaining to restricted stock awards.

Total unrecognized stock-based compensation expense related to unvested restricted stock at December 31, 2023 was approximately $364,000 and is expected to be recognized through the third quarter of 2025.

14. Income Taxes

The Company has the following net deferred tax assets and liabilities:

	December 31,			
	2023		**2022**	
Goodwill and intangible assets	$	83,613	$	(35,912)
Developed technology		3,953		(5,894)
Property and equipment		(9,970)		(8,942)
Other deferred tax assets		264,571		231,451
Settlements		121,950		121,950
Stock based compensation		76,977		58,447
Net operating loss		10,216,313		9,474,230
Valuation allowance		(10,757,407)		(9,978,399)
Net deferred tax liability	$	-	$	(143,069)

The benefit for income taxes for the years ended December 31, 2023, and 2022, consists of the following:

	Year Ended December 31,			
	2023		**2022**	
Federal:				
Current provision	$	-	$	-
Deferred tax benefit		(110,961)		(14,950)
	$	(110,961)	$	(14,950)
State:				
Current provision	$	-	$	-
Deferred tax benefit		(28,419)		1,762
	$	(28,419)	$	1,762
Foreign:				
Current provision	$	-	$	-
Deferred provision (benefit)		-		-
	$	-	$	-
Income tax expense benefit	$	(139,380)	$	(13,188)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,	
	2023	**2022**
Expected federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	6.1%	6.1%
Valuation allowance	(17.1)%	(22.0)%
Permanent items	0.0%	(2.9)%
Other	(6.9)%	(1.6)%
	3.1%	0.6%

The valuation allowance at December 31, 2023 was $10,757,407. The net change in the valuation allowance during the year ended December 31, 2023 was an increase of $779,008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a valuation allowance as of December 31, 2023.

At December 31, 2023, the Company had U.S. federal, Illinois, and New York net operating loss carryforwards of approximately $37,699,000, $18,574,000, and $11,995,000 respectively. Of the federal amount, $19,304,000 expires between 2034 and 2038, and $18,395,000 has an indefinite carryforward period. The Illinois losses may be carried forward 12 years and begin to expire in 2026. The New York losses may be carried forward 20 year and begin to expire in 2035. Certain tax attributes are subject to an annual limitation as a result of changes in ownership as defined under Internal Revenue Code Section 382. The Company files tax returns in multiple jurisdictions and is subject to examination in these jurisdictions. Significant jurisdictions in the U.S. include New York and Illinois.

The U.S. Tax Cuts and Jobs Act of 2017 provided for a one-time deemed mandatory repatriation of post-1986 undistributed foreign earnings and profit (“E&P”) through the year ended December 31, 2017. Due to the seizure of cash, by Chinese local authorities, the Company’s undistributed foreign E&P has been reduced to $0.

15. Segment Information

The Company operates in the following segments: (i) PDN Network, (ii) NAPW Network, (iii) RemoteMore (beginning in fiscal 2021) and (iv) Corporate Overhead. The financial results of China Operations have been reclassified from the Company’s reportable segments to discontinued operations for all periods presented.

The following tables present key financial information of the Company’s reportable segments as of and for the years ended December 31, 2023, and 2022:

	Year Ended December 31, 2023				
	PDN Network	NAPW Network	RemoteMore	Corporate Overhead	Consolidated
Membership fees and related services	$ -	$ 530,745	$ -	$ -	$ 530,745
Recruitment services	4,639,642	-	-	-	4,639,642
Contracted software development	-	-	2,437,352	-	2,437,352
Consumer advertising and marketing solutions	91,298	-	-	-	91,298
Total revenues	4,730,940	530,745	2,437,352	-	7,699,037
Income (loss) from continuing operations	(1,484,970)	(431,331)	(281,054)	(2,341,196)	(4,538,551)
Depreciation and amortization	542,831	79,786	1,387	-	624,004
Income tax expense (benefit)	(48,466)	(15,873)	850	(75,891)	(139,380)
Net income (loss) from continuing operations	(1,429,033)	(414,121)	(277,778)	(2,265,305)	(4,386,237)

	As of December 31, 2023				
Goodwill	$ 465,752	$ -	$ 952,001	$ -	$ 1,417,753
Intangibles assets, net	168,067	57,156	625	-	225,848
Assets from continuing operations, net of eliminations	6,915,583	87,231	(676,282)	-	6,326,532

	PDN Network	NAPW Network	RemoteMore	Corporate Overhead	Consolidated
	Year Ended December 31, 2022				
Membership fees and related services	$ -	$ 639,271	$ -	$ -	$ 639,271
Recruitment services	4,861,761	-	-	-	4,861,761
Contracted software development	-	-	2,645,619	-	2,645,619
Consumer advertising and marketing solutions	167,437	-	-	-	167,437
Total revenues	5,029,198	639,271	2,645,619	-	8,314,088
Income (loss) from continuing operations	415,217	(196,117)	(1,008,101)	(2,312,874)	(3,101,875)
Depreciation and amortization	30,614	78,223	667,258	-	776,095
Income tax expense (benefit)	9,200	24,629	126	(47,143)	(13,188)
Net income (loss) from continuing operations	414,491	(220,536)	(1,020,354)	(2,265,940)	(3,092,339)
	As of December 31, 2022				
Goodwill	$ 339,451	$ -	$ 935,334	$ -	$ 1,274,785
Intangibles assets, net	90,400	133,363	1,458	-	225,221
Assets from continuing operations, net of eliminations	6,718,226	203,534	(287,455)	-	6,634,305

16. Employee benefit plans

The Company's employee benefit plans currently consist of a defined contribution plan for all U.S. employees. The Company does not offer any other postretirement benefit plans, such as retiree medical and dental benefits or deferred compensation agreements to its employees or officers.

U.S. regular, full-time employees are eligible to participate in the Professional Diversity Network Inc. 401(k) Plan ("PDN Plan"), which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Service Code. Under the PDN Plan, employees are eligible to participate after meeting eligibility requirements and employees are always fully vested in their own contributions. Effective January 1, 2021, the Company has elected to match up to 5% of eligible employee contributions. The contribution expense for the PDN Plan was approximately $88,500 and $82,000 for the years ended December 31, 2023, and 2022, respectively.

17. Subsequent Events

None.

F-25

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xin (Adam) He, and his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated as of March 29, 2024.

/s/ Xin (Adam) He
Xin (Adam) He
Chief Executive Officer (Principal Executive Officer)

/s/ Larry S. Aichler
Larry S. Aichler
Chief Financial Officer (Principal Financial Officer)

/s/ Courtney C. Shea
Courtney C. Shea
Director

/s/ Hao Zhang
Hao Zhang
Chair of Board, Director

/s/ Ge Yi
Ge Yi
Director

/s/ Michael Belsky
Michael Belsky
Director

/s/ Chris Renn
Chris Renn
Director

44

Exhibit 21

Professional Diversity Network, Inc.

Subsidiaries
As of March 31, 2024

Subsidiary	Jurisdiction of Incorporation or Formation
NAPW, Inc.	Delaware
RemoteMore USA, Inc.	Delaware
Expo Experts Events, LLC	Ohio

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-3 [File #333-272156, File #333-269304 and File #333-260316] and Form S-8 [File #333-272702, File #333-265644, File #333-211382 and File #333-203156] of our report dated March 31, 2023, relating to the consolidated financial statements and [financial statement schedules] of Professional Diversity Network, Inc.. Our report contains an explanatory paragraph regarding Professional Diversity Network, Inc.'s ability to continue as a going concern.

/s/ Sassetti LLC

Oak Brook, IL
March 29, 2024

Exhibit 31.1

CERTIFICATIONS

I, Xin (Adam) He, certify that:

1. I have reviewed this annual report on Form 10-K of Professional Diversity Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 29, 2024

/s/ Xin (Adam) He
Xin (Adam) He
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Larry S. Aichler, certify that:

1. I have reviewed this annual report on Form 10-K of Professional Diversity Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 29, 2024

/s/ Larry S. Aichler
Larry S. Aichler
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18
U.S.C. SECTION 1350

In connection with the Annual Report of Professional Diversity Network, Inc. (the "Registrant") on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, Xin (Adam) He, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. § 1350, that to my knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 29, 2024

/s/ Xin (Adam) He
Xin (Adam) He
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18
U.S.C. SECTION 1350

In connection with the Annual Report of Professional Diversity Network, Inc. (the "Registrant") on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, Larry S. Aichler, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. § 1350, that to my knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 29, 2024

/s/ Larry S. Aichler
_____
Larry S. Aichler
Chief Financial Officer
(Principal Financial Officer)

PROFESSIONAL DIVERSITY NETWORK, INC.
POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

A. OVERVIEW

In accordance with the applicable rules of The Nasdaq Stock Market (the "***Nasdaq Rules***"), Section 10D of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***") and Rule 10D-1 promulgated thereunder ("***Rule 10D-1***"), the Board of Directors (the "***Board***") of Professional Diversity Network, Inc. (the "***Company***") has adopted this Policy (the "***Policy***") to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below.

B. RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1) In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Nasdaq Rules and Rule 10D-1 as follows:

(i) After an Accounting Restatement, the Compensation Committee of the Board (the "***Committee***") shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly provide each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(a) For Incentive-based Compensation based on (or derived from) the Company's stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

i. The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company's stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

ii. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the Nasdaq.

(ii) The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer's obligations hereunder.

(iii) To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iv) To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(2) Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and any of the following two conditions are met:

(i) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the Nasdaq; or

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C. DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission ("***SEC***") filings and rules.

D. PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company's enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company's right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

By signing the Acknowledgement Form, each Executive Officer irrevocably agrees never to institute any claim against the Company or any affiliate, knowingly and voluntarily waives the Executive Officer's ability, if any, to bring any such claim, and releases the Company and any affiliate from any such claim, for indemnification with respect to any expenses (including attorneys' fees), judgments or amounts of compensation repaid or forfeited by the Executive Officer in connection with the application or enforcement of this Policy; and if, notwithstanding the foregoing, any such claim for indemnification is allowed by a court of competent jurisdiction, then the Executive Officer shall be deemed irrevocably to have agreed not to pursue such claim and hereby agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim.

E. ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company's compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

F. AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

G. OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. The Committee shall require each Executive Officer serving as such from time to time to sign and return to the Company Acknowledgement Form, pursuant to which the Executive Officer will affirmatively agree to be bound by, and to comply with, the terms and conditions of this Policy; provided, that any failure of the Committee to obtain such Acknowledgement Form shall have no impact on the applicability or enforceability of this Policy. Further, any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

H. SEVERABILITY

If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

I. DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1) "***Accounting Restatement***" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement). An Accounting Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure. An Accounting Restatement also does not include out-of-period adjustments that are immaterial to both the current and prior periods. The determination of whether the restatement is due to material non-compliance with any financial reporting requirement shall be based on facts and circumstances and existing judicial and administrative interpretations.

(2) "***Acknowledgement Form***" means an Attestation and Acknowledgement of Policy for the Recovery of Erroneously Awarded Compensation in the form attached hereto as Exhibit A (or in such other form as may be prescribed by the Committee from time to time).

(3) "***Clawback Eligible Incentive Compensation***" means all Incentive-based Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

(4) "***Clawback Period***" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(5) "***Erroneously Awarded Compensation***" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(6) "***Executive Officer***" means each individual who is currently or was previously designated as an "officer" of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

(7) "***Financial Reporting Measures***" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the SEC.

(8) "***Incentive-based Compensation***" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely based on the passage of time.

(9) "***Nasdaq***" means The Nasdaq Stock Market.

(10) "***Received***" means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(11) "***Restatement Date***" means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Adopted by the Board on November 30, 2023.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

- I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation (this "***Policy***").

- I hereby agree to abide by and comply with all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

- I also agree that my obligation to repay any Erroneously Awarded Compensation shall be absolute and unconditional, irrespective of any defense or any rights of set-off, recovery or counterclaim I might otherwise have against the Company. In this regard, I voluntarily, irrevocably and unconditionally waive any objection to, or any claim for damages or loss related to, the Company pursuing any method of recovery of Erroneously Awarded Compensation that is deemed appropriate by the Committee in its sole discretion.

- I agree that any applicable award agreement or other document setting forth the terms and conditions of any Incentive-based Compensation granted to me by the Company shall be deemed to include the restrictions imposed by the Policy, whether granted before or after the effective date of the Policy. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive-based Compensation granted to me, the terms of the Policy shall govern.

- I further acknowledge and agree that in no event shall any of the terms of the Policy, or any action taken the Company to enforce its rights under the Policy, be deemed to constitute "good reason" for purposes of determining any right I may otherwise have to receive any severance or other benefits under any Company plan, policy, agreement or arrangement in connection with the termination of my employment.

- My execution of this Acknowledgement Form is in consideration of, and is a condition to, my opportunity to participate in, and receive future awards under, any Incentive-based Compensation programs the Company may maintain from time to time; provided, however, that nothing in this Acknowledgement Form or the Policy shall be deemed to obligate the Company to make any specific Incentive-based Compensation awards in the future.